P.E 12/31/06 AR/S

07048143



TOWER
BANCORP INC.



2006
ANNUAL REPORT



DEAR SHAREHOLDER:

We are pleased to present an historic annual report for Tower Bancorp. The year 2006 eclipsed all previous year's records in terms of growth in loans, in deposits and earnings.

As a result of the merger with FNB Financial Corporation and The First National Bank of McConnellsburg, total assets have grown 54% to $542,167,000; total loans have grown 70% to $391,419,000; and total deposits have increased 57% to $409,835,000. Earnings have increased 22% to $6,132,000 or $2.92 per share.

This increase in earnings is especially gratifying in that only seven months of earnings for the First National Bank of McConnellsburg are reflected in net income (earnings for the first five months of 2006 were recorded as goodwill). In addition, in 2006, we absorbed approximately $458,000 in non-recurring, merger-related expenses.

Tower's bank stock portfolio had another impressive year, realizing security gains of $3,995,000 (gross). After the bank merger, we realigned the bank's investment portfolio and took losses of $72,300. Proceeds from the sale of these investments were strategically reinvested to maximize future earnings, provide for adequate liquidity and minimize interest rate risk.

In 2006 Tower reinstituted a stock buyback program to provide liquidity and value enhancement to our shareholders. This program gives management the authority to purchase up to 100,000 shares of Tower stock in the open market.

We are pleased to have increased cash dividends again in 2006. Tower's strong performance and capital base have made annual dividend increases possible for the past 16 years. These increases *do not* include four special $.50 per share cash dividends (totaling $3.5 million) paid since 1999.

In December 2006 the bank held a grand opening and ribbon cutting to establish its 16th branch office located in Rouzerville, PA. In addition, during the 4th quarter the bank reinstituted their Trust Powers and is now able to provide full Trust Services in conjunction with Brokerage and Investment Management Services currently provided through UVEST® Financial Services.

It is our pleasure to welcome Terry Randall, Patricia Carbaugh and Dr. Harry Johnston to the Board of Directors of Tower Bancorp and The First National Bank of Greencastle. Their experience and prior service as directors of FNB Financial Corp. will undoubtedly add depth and local expertise to our decision making process.

On behalf of our valued employees, directors and management team, we thank you for your confidence and support during 2006. Enhancing our franchise value will continue to be our focus as we move ahead in 2007 and beyond.



Sincerely,

Jeff B. Shank
President and Chief Executive Officer

Kermit G. Hicks
Chairman of the Board

SELECTED FIVE-YEAR FINANCIAL DATA

INCOME (000 OMITTED)	2006	2005	2004	2003	2002
Interest income	$ 25,799	$ 16,494	$ 14,126	$ 14,350	$ 15,780
Interest expense	9,873	5,152	4,011	4,267	5,252
Provision for loan losses	360	270	360	360	310
Net interest income after provision for loan losses	15,566	11,072	9,755	9,723	10,218
Other operating income	7,324	4,802	4,591	4,805	3,327
Other operating expenses	14,040	8,815	7,934	7,756	6,929
Income before income taxes	8,850	7,059	6,412	6,772	6,616
Applicable income tax	2,718	2,027	1,689	1,821	1,763
Net income	$6,132	$ 5,032	$ 4,723	$ 4,951	$ 4,853

Per share amounts are based on the following weighted average shares outstanding.

2006 - 2,103,487 2004 - 1,727,856 2002 - 1,737,298
2005 - 1,727,055 2003 - 1,733,477

	2006	2005	2004	2003	2002
Net income	$ 2.92	$ 2.91	$ 2.73	$ 2.86	$ 2.79
Cash dividend	.74	.92	1.34	1.26	.84
Book value	38.78	28.02	25.51	23.33	18.92
Tangible book value	29.92	28.02	25.51	23.33	18.92
Total cash dividends paid	2,016	2,417	1,417	2,149	1,147

YEAR-END BALANCE SHEET FIGURES

(000 OMITTED)	2006	2005	2004	2003	2002
Total assets	$ 542,167	$ 352,223	$ 316,890	$ 300,738	$ 262,589
Net loans	386,809	227,179	227,567	212,203	185,905
Total investment securities	90,754	85,334	65,729	66,295	54,000
Total deposits	409,835	261,178	230,290	206,965	187,557
Total stockholders' equity	81,553	48,389	44,071	40,438	32,866
Total tangible equity	62,924	48,389	44,071	40,438	32,866
RATIOS					
Average equity/average assets	14.80	13.85	13.76	13.01	12.10
Average tangible equity/average assets	12.74	13.85	13.76	13.01	12.10
Return on average equity	9.06	10.90	11.24	14.46	15.81
Return on average tangible equity	10.52	10.90	11.24	14.46	15.81
Return on average assets	1.34	1.51	1.55	1.80	1.91

TOTAL ASSETS (IN MILLIONS)


550
500
450
400
350
300
250
200
150
100
50
160
187
207
225
246
262
300
317
352
542
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

NET INCOME (IN MILLIONS)


6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
2.7
2.9
3.2
4.1
4.0
4.9
5.0
4.7
5.0
6.1
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

TOTAL LOANS (IN MILLIONS)


550
500
450
400
350
300
250
200
150
100
50
187
214
229
229
391
2002
2003
2004
2005
2006

TOTAL DEPOSITS (IN MILLIONS)


550
500
450
400
350
300
250
200
150
100
50
187
207
230
261
410
2002
2003
2004
2005
2006

CASH DIVIDENDS PAID (IN THOUSANDS)


3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
1,147
2,149
1,283
1,417
2,417
1,554
2,016
2002
2003
2004
2005
2006

= SPECIAL DIVIDENDS. CASH DIVIDEND NUMBERS REFLECT THE SPECIAL DIVIDENDS THAT WERE PAID IN 2003 AND 2005.

TOWER BANCORP INC. 2006 ANNUAL REPORT

OUR MISSION

THE FIRST NATIONAL BANK IS PROUD OF OUR HISTORY AND WE LOOK FORWARD TO FUTURE OPPORTUNITIES TO EXPAND OUR PRODUCTS, EXTEND OUR REACH AND ENHANCE THE VALUE OF YOUR INVESTMENT.

It is our primary intent to maintain our status as an independent corporate entity and to conduct our business through our elected Board of Directors; our business purpose is to provide a broad range of financial services through the establishment of community banking centers; these financial services will be tailored to the customers served and will be as flexible as possible within the constraints of profitability and regulatory compliance; the community offices will be established within our market area in communities where our organization can make a positive contribution, and where our investment will produce an acceptable return to our shareholders.





BOARD OF DIRECTORS

Clockwise, from left: Robert L. Pensinger, Lois E. Easton, Frederic M. Frederick, Terry L. Randall, Mark E. Gayman, Dr. James H. Craig, Jr., Dr. Harry D. Johnston, Patricia A. Carbaugh, Kermit G. Hicks, Jeff B. Shank *(center)*.

BOARD OF ASSOCIATES

Carl Amsley
Joseph S. Antoon
Donald R. Bard
Michael F. Bard
Tamela Mellott Bard
Dr. Evon Barvinchack
Barry A. Best
John D. Blattenberger
Keith D. Clugston
Don Coldsmith
Brett A. Cornelius
H.J. Culler
John J. Culler
Henry Warren Daniels
H. Lyle Duffey
Charles Eckstine
Barry N. Elliott
Bob Evans
Patty Suders Fix
Ivan Fortney, Jr.
Grant K. Gayman
Harold C. Gayman
Garon Gembe
Melinda Golden
Richard C. Grosh
Carl P. Hartman
M. Eugene Hawbaker
Verla J. Hill
Marvin D. Hissong
C. Gregory Hoover
David R. Hoover, II
Carolyn Horst
Harry P. Johnston
Roger W. Johnston
Michael A. Jones, Sr.
Bonnie C.M. Keefer
Myers D. Kimmel
Betty J. Lehman
David K. Leidy
H. David Logan III
Paul B. MacDonald
Waldo B. Marshall II
Michael G. Maun
Lynn Y. MacBride
Paul McClain
Timothy R. McGarvey
Eugene R. Mellott
Ralph C. Michael
Marvin Miller
Laurie A. Myers
Fred Oaks
Jean Oliver
John J. Ott
Paul T. Ott
Jeffrey M. Ott, VMD
Helen I. Overly
Lonnie W. Palmer
Scott A. Palmer
Dr. Pascual N. Patalinghug
James F. Purnell
David Quirple
Dennis G. Richards
Richard E. Rockwell
James M. Schall
Violet Schmid
Jason L. Shives
Harold E. Showalter
Kenneth T. Shreve
Dale L. Stayman
Nelson E. Stayman
Steven E. Swadley
Dr. Joseph K. Thornton
D.A. Washabaugh, III
David A. Washabaugh, IV
Warren E. Weaver
J. Edgar Wine
Gary L. Zeger
H. Martin Zimmerman, Jr.

BANK OFFICERS

Jeff B. Shank,
President/CEO
John H. McDowell, Sr.,
EVP/COO
Franklin T. Klink, III
SVP/CFO
Donald G. Kunkle,
SVP/Credit Admn. Mgr.
Teresa Barbuzanes,
Loan Officer
H. Wayne Bartholow,
Compliance Officer
Duane E. Bock,
Loan Officer
Diane Cordell,
Trust Operations Officer
Cheryl Gehr,
Electronic Banking Manager
Brenda Gordon,
Compliance Officer
Pamela Johns,
Data Operations Manager
Ivan Miller,
Information Technology Officer
Robert Moser,
Commercial Loan Officer
R. Jeffrey Nicklas,
Loan Officer
Michael Russo,
Security Officer
Kay Stottlemyer,
Controller
Julie M. Tarquino,
Marketing Manager
Diana L. Traver,
Human Resource Manager

BUSINESS DEVELOPMENT
Carl Galligan,
Business Development Officer

FINANCIAL CONSULTANT
Lee Springer

BANK STAFF

GREENCASTLE OFFICE
Kathy Fittro, *Office Manager*
Heather Angle
Larry Angle
Darlene Bakner
Carol Barnes
Edward Blaszczyk
Carol Bowers
Charlene Briggs
Teresa Brown
Emmanuela Bruner
Carol Christophel
Linda Clippinger
Karen Creek
Linda Eiker
Lawrence Forsythe
Christina Frederickson
Cheryl Fry
Denise Garnes
Stephanie Gearhart
Cheryl Gordon
Emily Grimes
Kelli Hampton
Beth Harbaugh
Lisa Heath
Dianna Heim
Tracy Helfrick
Anita Henry
Vicki Henry
Crystal Hensley
Alma Hoffman
Sara Hollinshead
Dale Hostetter
Betty Kephart
Gloria Kimmel
Sherry Kinsey
Heidi Lautenslager
Renita Lehigh
Pamela Luchs
Sandra Martin
Spreng McIntire
Dustin Mellott
Michelle Miller
Erin Mong
Jennifer Murray
Gregory Oberholzer
Beverly Parsons
Samuel Phillips
Pamela Pond
Cynthia Poper
Lori Powell
Barbara Rendel
Nancy Rice
Tina Richards
Carol Rockwell
Sharon Scanlon
Kim Sellers
Deborah Sherrill
Mary Lou Siesky
Rosalind Simonetti
Dianne Smith
April Snyder
Tasha Spitzer
M Andrew Stephens
Orea Stoops
Lisa Timmons
Lori Walters
Kelly Welsh
Michele Wolff
Pauline Yohn

CHAMBERSBURG OFFICE
Linda Z. Provard,
Branch Administrator
Deborah Gearhart

EASTERN BOULEVARD OFFICE
Magda Halgash, *Office Manager*
Vicki Fahrney, *Loan Officer/ Assistant Manager*
Rebecca Davey
Jeffrey Harshman

EXPRESS CENTER
Angie Black
Cathy Gordon
Destiny Hoffman

FORT LOUDON OFFICE
Clyde Johnson
Shirley Jones
Tammy Kelly
Lorena Maun

HANCOCK OFFICE
Wava Sheppard, *Office Manager*
Angela Hager, *Loan Officer/ Assistant Manager*
Mary Barnhart
Joyce DeLuca
Bonnie Fields
Marleen Golden
Melva Moore
M Fran Stotler

LAURICH ESTATES OFFICE
Stephen Cramer, *Office Manager*
Florine Chilcote
Katie Hutzell
Tina Rummell
Janette Wilson

LINCOLN WAY EAST OFFICE
Deborah Scalia,
Office Manager
Alisse Bailey
Heather Butts
Lianne Garner
Heidi Henschel
Julie Hovis
Linda Raygor

MAUGANS AVENUE OFFICE
Tracy Burger, *Office Manager*
Linda S. Warren, *Loan Officer*
Amy Grove
Kathleen Kuchera
Kristin Lindsay
Karen Wilson

McCONNELLSBURG OFFICE
Connie Burgan, *Office Manager*
Thomas Deshong, *Security Officer*
Sidney Stambaugh, *Loan Officer*
Richard Strait, *Loan Officer*
William Wise, *Loan Officer*
Doris Agesen
Leah Beck
Emilee Chafardon
Cathy Cline
Lisa Daniels
Kaitlin Daniels
Bobbi Fleming
Karen Gordon
Susan Mellott
Trudy Morton
Karla Shadle
Jessica Sponsler
Jessica Weaver
Carol Wright

MERCERSBURG OFFICE
Amy Hissong, *Office Manager*
Julie Barthalow
Ron Burhanan
Brenda Carbaugh
Angela Heefner
Stacy Seville
Maureen Zahor

NEEDMORE OFFICE
Joyce Henry, *Office Manager*
Bonnie Gordon
Shirley Harris
Tina Poole
Nicole Shives

QUINCY OFFICE
Carol Smetzer, *Office Manager*
Susan McFerren
Margaret Moore
Tiffany Nehf

ROUZERVILLE OFFICE
Rebecca Harbaugh
Sarah Martin
Tina Matthews
Sandra Walker

SHADY GROVE OFFICE
Paulette Thomas, *Assistant Branch Manager*
Jessica Kreigline
Edith Myers
Katie Myers

WAYNESBORO OFFICE
Kim Shockey, *Regional Branch Manager*
Kelly Daugherty, *Loan Officer/ Assistant Manager*
Todd Wolff, *Loan Officer*
Annette Benedict
Laurie Henson
Andrea Morrow
Carole Prohaska
Tracey Souders
Carol Swart
Donna Wagaman

MONEY MARKETING
Edgar Barton, *Vice President*
Madonna Beverlin, *Mortgage Consultant*

MARKET MAKERS

Ferris, Baker Watts, Inc.
113 South Potomac Street
Hagerstown, MD 21740
(800) 344-4413
(301) 791-5763 fax

Hill Thompson Securities
15 Exchange Place
Jersey City, NJ 07302
(800) 879-9842
(212) 233-2206 fax

Boenning & Scattergood, Inc.
4 Tower Bridge - Suite 300
200 Barr Harbor Drive
West Conshohocken, PA 19428
(800) 842-8928
(610) 862-0300 fax

Monroe Securities
47 State Street
Rochester, NY 14614
(716) 546-1520
(716) 263-4305 fax

Koonce Securities, Inc.
6550 Rock Spring Drive - Suite 600
Bethesda, MD 20817
(800) 368-2806
(301) 897-9794 fax

Ryan, Beck & Co.
220 South Orange Avenue
Livingston, NJ 07039
(800) 342-2325
(973) 597-6020 fax

TRANSFER AGENTS AND REGISTRARS

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
Investor Relations
(800) 368-5948

AUDITORS

Smith Elliott Kearns & Company, LLC
804 Wayne Avenue
Chambersburg, PA 17201
(717) 263-3910
(717) 263-1787 fax

Tower Bancorp Inc. stock is traded and quoted under the symbol TOBC.


N
W
E
S
Franklin County, PA
Fulton County, PA
Washington County, MD
76
30
75
McConnellsburg
Express Center
Ft. Loudon
30
Laurich Estates
Fifth Avenue
Lincoln Way East
997
Quincy
11
81
316
522
Needmore
Mercersburg
16
Greencastle
Shady Grove
Waynesboro
Rouzerville
70
68
Hancock
Maugans Avenue
Eastern Boulevard
40
70

FRANKLIN COUNTY, PA

GREENCASTLE
40 Center Sq.
Greencastle, PA 17225
Phone: (717) 597-2137
ATM Available

FIFTH AVENUE (WALK-IN ONLY)
785 Fifth Ave.
Chambersburg, PA 17201
Phone: (717) 263-6464

FORT LOUDON
130 Mullen St.
Fort Loudon, PA 17224
Phone: (717) 369-3312

LAURICH ESTATES
4136 Lincoln Way W.
Chambersburg, PA 17201
Phone: (717) 369-4811
ATM Available

LINCOLN WAY EAST
2001 Lincoln Way E.
Chambersburg, PA 17201
Phone: (717) 262-2424
ATM Available

ROUZERVILLE
11050 Buchanan Trail E.
Waynesboro, PA 17268
Phone: (717) 762-4488
ATM Available

MERCERSBURG
11906 Buchanan Trail W.
Mercersburg, PA 17236
Phone: (717) 328-2646
ATM Available

QUINCY
7357 Anthony Highway
Waynesboro, PA 17268
Phone: (717) 749-3136
ATM Available

SHADY GROVE
1574 Buchanan Trail E.
Greencastle, PA 17225
Phone: (717) 597-7188
ATM Available

WAYNESBORO
232 E. Main St.
Waynesboro, PA 17268
Phone: (717) 765-4636
ATM Available

FULTON COUNTY, PA

EXPRESS CENTER (DRIVE-IN ONLY)
187 Buchanan Trail W.
McConnellsburg, PA 17233
ATM Available

MCCONNELLSBURG
101 Lincoln Way W.
McConnellsburg, PA 17233
Phone: (717) 485-3123
ATM Available

NEEDMORE
8264 Great Cove Rd.
Needmore, PA 17238
Phone: (717) 573-2227
ATM Available

MARYLAND

EASTERN BOULEVARD
1101 Professional Ct.
Hagerstown, MD 21740
Phone: (301) 393-8595
ATM Available

HANCOCK COMMUNITY BANK
131 West Main St.
Hancock, MD 21750
Phone: (301) 678-5652

MAUGANS AVENUE
18233 Maugans Ave.
Hagerstown, MD 21740
Phone: (240) 420-8535
ATM Available

ATM ONLY

GREENCASTLE SUNNYWAY FOODS
212 North Antrim Way
Greencastle, PA 17225

HANCOCK SHOPPING CENTER
343 N. Pennsylvania Ave.
Hancock, MD 21750

PENN STATE MONT ALTO CAMPUS
Book Store Building
1 Campus Drive
Mont Alto, PA 17237

WASHINGTON COUNTY REGIONAL AIRPORT
18434 Showalter Rd.
Hagerstown, MD 21740

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file number: 0-12826

TOWER BANCORP, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of Incorporation or organization)	25-1445946 (I.R.S. Employer Identification No.)
Center Square, Greencastle, Pennsylvania (Address of principal executive offices)	17225 (Zip Code)
Registrant's telephone number, including area code:	(717) 597-2137

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:

	Title of each class
Common Stock, no Par Value	The Common Stock is not registered on any exchange.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file report pursuant to Section 13 or 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of June 30, 2006, 2,371,400 shares of the registrant's common stock were outstanding. The aggregate market value of such shares held by nonaffiliates on that date was $ 91,642,950. As of December 31, 2006, there were 2,357,203 shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the annual shareholders report for the year ended December 31, 2006 are incorporated by reference into Parts I and II. Portions of the Proxy Statement for the 2007 Annual Meeting of Security Holders are incorporated by reference in Part III of this Form 10-K.

TOWER BANCORP, INC.

FORM 10-K

INDEX

Part I

Item 1.	Business	3
Item 1a.	Risk Factors	10
Item 1b.	Unresolved Staff Comments	21
Item 2.	Properties	21
Item 3.	Legal Proceedings	22
Item 4.	Submission of Matters to a Vote of Security Holders	22

Part II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	23
Item 6.	Selected Financial Data	25
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	25
Item 7a.	Quantitative and Qualitative Disclosures about Market Risk	25
Item 8.	Financial Statements and Supplementary Data	26
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	33
Item 9a.	Controls and Procedures	33
Item 9b.	Other Information	33

Part III

Item 10.	Directors and Executive Officers and Corporate Governance	34
Item 11.	Executive Compensation	34
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	34
Item 13.	Certain Relationships and Related Transactions, and Director Independence	34
Item 14.	Principal Accountant Fees and Services	34

Part IV

Item 15.	Exhibits and Financial Statement Schedules	35
Signatures		38

Item 1. Business.

History and Business

Tower Bancorp, Inc. ("Tower" or "the Corporation") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Tower was organized on October 12, 1983, under the laws of the Commonwealth of Pennsylvania for the purpose of acquiring The First National Bank of Greencastle, Greencastle, Pennsylvania ("First") and such other banks and bank related activities as are permitted by law and desirable. On June 1, 1984, Tower acquired 100% ownership of The First National Bank of Greencastle, issuing 159,753 shares of Tower's common stock to the former First shareholders. On June 1, 2006, Tower completed the acquisition of FNB Financial Corporation, McConnellsburg, Pennsylvania. FNB Financial Corporation was merged into Tower Bancorp, Inc. whereby FNB Financial Corporation's wholly-owned subsidiary, the First National Bank of McConnellsburg became the wholly-owned subsidiary of Tower. This transaction was accounted for in accordance with SFAS No. 141 "Business Combinations". In the merger, FNB shareholders received either 0.8663 shares of Tower common stock for each share of FNB common stock or $ 39.00 in cash for each share held, depending on shareholder elections and subject to the allocation provisions of the Merger Agreement. FNB Financial Corporation's shareholders received an aggregate of 640,381 shares of the Tower's common stock and $ 2.363 million in cash in exchange for all outstanding common shares. On August 26, 2006, The First National Bank of McConnellsburg was merged with and into The First National Bank of Greencastle.

The Corporation files periodic reports with the Securities and Exchange Commission (SEC) in the form of 10-Q's - quarterly reports; 10-K - annual report; annual proxy statements and Form 8-K for any significant events that may arise during the year. Copies of the Corporation's filings may be obtained free of charge through the SEC's internet site at www.sec.gov. The Corporation's annual report on Form 10-K can also be obtained free of charge by accessing the Corporation's website at www.fnbgc.com. Copies of the Corporation's filings are also available to be read and copied at the SEC's Public Reference Room at 100 F Street N. W., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

Tower's primary activity consists of owning and supervising its subsidiary, The First National Bank of Greencastle, which is engaged in providing banking and bank related services in South Central Pennsylvania, principally Franklin County, where its sixteen branches are located in Quincy, Shady Grove, Waynesboro, Mercersburg, Chambersburg (2), Laurich, Rozerville, McConnellsburg (2), Needmore, and Fort Loudon, Pennsylvania, Hancock and Hagerstown, Maryland (2), as well as its main office in Greencastle, Pennsylvania. The day-to-day management of First is conducted by the subsidiary's officers. Tower derives the majority of its current income from First.

Tower has no employees other than its four officers who are also employees of First, its subsidiary. On December 31, 2006, First had 153 full-time and 30 part-time employees.

Tower contemplates that in the future it will evaluate and may acquire, or may cause its subsidiaries to acquire, other banks. Tower also may seek to enter businesses closely related to banking or to acquire existing companies already engaged in such activities. Any acquisition by Tower will require prior approval of the Board of Governors of the Federal Reserve System, the Pennsylvania Department of Banking, and, in some instances, other regulatory agencies and its shareholders.

Business of First

First was organized as a national bank in 1983 as part of an agreement and plan of merger between Tower and The First National Bank of Greencastle, the predecessor of First, under which First became a wholly-owned subsidiary of Tower. As indicated, First is the successor to The First National Bank of Greencastle which was originally organized in 1864.

First is engaged in commercial banking as authorized by the National Bank Act. This involves accepting demand, time and savings deposits and granting loans (consumer, commercial, real estate, business) to individuals, corporations, partnerships, associations, municipalities and other governmental bodies.

First grants agribusiness, commercial, and residential loans to customers throughout the Cumberland Valley area; Fulton County, Pennsylvania; and Hancock, Maryland. It maintains a diversified loan portfolio and evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but generally includes equipment and real estate. The concentrations of credit by type of loan are set forth on the face of the balance sheet (page 4 of the Annual Report to Shareholders).

In 2000, First entered into an affiliation agreement with Sentry Trust Company, a Pennsylvania Limited Purpose Bank, ("Sentry") whereby Sentry acquired from First the right to service the trust accounts of First. Through this affiliation agreement, trust and other financial services were provided to First's customers by Sentry. In 2006, First reacquired from Sentry the right to service the trust accounts of First. First reestablished a Trust Department in the fourth quarter of 2006.

As of December 31, 2006, First had total assets of approximately $ 503 million, total shareholders' equity of approximately $ 59 million and total deposits of approximately $ 410 million.

Regulation and Supervision

Tower is a bank holding company within the meaning of the Bank Holding Company Act of 1956 ("BHC Act"), and is registered as such with the Board of Governors of the Federal Reserve System ("FRB"). As a registered bank holding company, the parent company is required to file with the FRB certain reports and information. Tower is also subject to examination by the FRB and is restricted in its acquisitions, certain of which are subject to approval by the FRB. In addition, the parent company would be required to obtain the approval of the Pennsylvania State Banking Department in order for it to acquire certain bank and nonbank subsidiaries.

Under the BHC Act, a bank holding company is, with limited exceptions, prohibited from (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or (ii) engaging in any activity other than managing or controlling banks. With the prior approval of the FRB, however, a bank holding company may own shares of a company engaged in activities which the FRB determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, federal law imposes certain restrictions on transactions between Tower and its subsidiary, First. As an affiliate of First, Tower is subject, with certain exceptions, to provisions of federal law imposing limitations on, and requiring collateral for, extensions of credit by First to its affiliates.

The operations of First are subject to federal and state statutes applicable to banks chartered under the banking laws of the United States, to members of the Federal Reserve System and to banks whose deposits are insured by the Federal Deposit Insurance Corporation. Bank operations are also subject to regulations of the Office of the Comptroller of the Currency, the Federal Reserve Board and the Federal Deposit Insurance Corporation.

The primary supervisory authority of First is the Office of the Comptroller of the Currency ("OCC"), who regularly examines such areas as reserves, loans, investments, management practices and other aspects of bank operations. These examinations are designed primarily for the protection of First's depositors.

Federal and state banking laws and regulations govern, among other things, the scope of a bank's business, the investments a bank may make, the reserves against deposits a bank must maintain, the loans a bank makes and collateral it takes, the maximum interest rates a bank may pay on deposits, the activities of a bank with respect to mergers and consolidations, and the establishment of branches, and management practices and other aspects of banking operations. See Note 21 of the Notes to Financial Statements (Exhibit 13) for a discussion of the limitations on the availability of Tower's subsidiary's undistributed earnings for the payment of dividends due to such regulation and other reasons.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") provides among other things that a financial institution insured by the Federal Deposit Insurance Corporation ("FDIC") sharing common ownership with a failed institution can be required to indemnify the FDIC for its losses resulting from the insolvency of the failed institution, even if such indemnification causes the affiliated institution also to become insolvent. Tower currently has only one subsidiary insured by the FDIC and as a result has not been significantly affected by the aforementioned provisions of FIRREA.

The OCC issued guidelines which, effective December 31, 1990, imposed upon national banks risk-based capital and leverage standards. These capital requirements of bank regulators, are discussed in Note 21 of the notes to financial statements. Failure to meet applicable capital guidelines could subject a national bank to a variety of enforcement remedies available to the federal regulatory authorities. Depending upon circumstances, the regulatory agencies may require an institution to surpass minimum capital ratios established by the OCC and the FRB.

In December 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted. FDICIA contains provisions limiting activities and business methods of depository institutions. FDICIA requires the primary federal banking regulators to promulgate regulations setting forth standards relating to, among other things, internal controls and audit systems; credit underwriting and loan documentation; interest rate exposure and other off-balance sheet assets and liabilities; and compensation of directors and officers. FDICIA also provides for expanded regulation of depository institutions and their affiliates, including parent holding companies, by such institutions' primary federal banking regulator. Each primary federal banking regulator is required to specify, by regulation, capital standards for measuring the capital adequacy of the depository institutions it supervises and, depending upon the extent to which a depository institution does not meet such capital adequacy measures, the primary federal banking regulator may prohibit such institution from paying dividends or may require such institution to take other steps to become adequately capitalized.

FDICIA establishes five capital tiers, ranging from "well capitalized", to "critically undercapitalized". A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure. Under FDICIA, an institution that is not well capitalized is generally prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market; in addition, "pass through" insurance coverage may not be available for certain employee benefit accounts. FDICIA also requires an undercapitalized depository institution to submit an acceptable capital restoration plan to the appropriate federal bank regulatory agency. One requisite element of such a plan is that the institution's parent holding company must guarantee compliance by the institution with the plan, subject to certain limitations. In the event of the parent holding company's bankruptcy, the guarantee, and any other commitments that the parent holding company has made to federal bank regulators to maintain the capital of its depository institution subsidiaries, would be assumed by the bankruptcy trustee and entitled to priority in payment.

Based on their respective regulatory capital ratios at December 31, 2006, the Bank is considered well capitalized, based on the definitions in the regulations issued by the Federal Reserve Board and the other federal bank regulatory agencies setting forth the general capital requirements mandated by FDICIA. See "Capital Funds" in management's discussion and analysis in Tower's annual report as shown in Exhibit 13.

A federal depositor preference statute was enacted in 1993 providing that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general claims against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.

Other Federal Laws and Regulations

Our operations are subject to additional federal laws and regulations applicable to financial institutions, including, without limitation:

- Privacy provisions of the Gramm-Leach-Bliley Act and related regulations, which require us to maintain privacy policies intended to safeguard customer financial information, to disclose the policies to our customers and to allow customers to "opt out" of having their financial service providers disclose their confidential financial information to non-affiliated third parties, subject to certain exceptions;
- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
- Consumer protection rules for the sale of insurance products by depository institutions, adopted pursuant to the requirements of the Gramm-Leach-Bliley Act; and
- USA Patriot Act, which requires financial institutions to take certain actions to help prevent, detect and prosecute international money laundering and the financing of terrorism.

Sarbanes-Oxley Act of 2002

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered or that file reports under the Securities Exchange Act of 1934. In particular, the

Sarbanes-Oxley Act establishes: (i) new requirements for audit committees, including independence, expertise, and responsibilities; (ii) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (iii) new standards for auditors and regulation of audits; (iv) increased disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) new and increased civil and criminal penalties for violations of the securities laws. Many of the provisions were effective immediately while other provisions become effective over a period of time and are subject to rulemaking by the SEC. Because the Corporation's common stock is registered with the SEC, it is currently subject to this Act.

The earnings of First, and therefore the earnings of Tower, are affected by general economic conditions, management policies, and the legislative and governmental actions of various regulatory authorities including the FRB, the OCC and the FDIC.

In addition to banking and securities laws, regulations and regulatory agencies, the Corporation also is subject to various other laws, regulations and regulatory agencies throughout the United States. Furthermore, various proposals, bills and regulations have been and are being considered in the United States Congress, and various other governmental regulatory and legislative bodies, which could result in changes in the profitability and governance of the Corporation. It cannot be predicted whether new legislation or regulations will be adopted and, if so, how they would affect the Corporation.

References under the caption "Supervision and Regulation" to applicable statutes, regulations and orders are brief summaries of portions thereof which do not purport to be complete and which are qualified in their entirety by reference thereto.

Important Factors Relating to Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in such statements. In connection with certain statements made in this report and those that may be made in the future by or on behalf of the Corporation which are identified as forward-looking statements, the Corporation notes that the following important factors, among others, could cause actual results to differ materially from those set forth in any such forward-looking statements. Further, such forward-looking statements speak only as of the date on which such statement or statements are made, and the Corporation undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

The business and profitability of a financial services organization such as the Corporation is influenced by prevailing economic conditions and governmental policies. The actions and policy directives of the Federal Reserve Board determine to a significant degree the cost and the availability of funds obtained from money market sources for lending and investing. Federal Reserve Board policies and regulations also influence, directly and indirectly, the rates of interest paid by commercial banks on their interest-bearing deposits and may also impact the value of financial instruments held by the Corporation. The nature and impact on the Corporation of future changes in economic and market conditions and monetary and fiscal policies, both foreign and domestic, are not predictable, and are beyond the Corporation's control. In addition, these conditions and policies can impact the Corporation's customers and counterparties which may increase the risk of default on their obligations to the Corporation and its affiliates. They can also affect the competitive conditions in the markets and products within which the Corporation operates, which can have an adverse impact on the Corporation's ability to maintain its revenue streams.

As part of its ongoing business, the Corporation assumes financial exposures to interest rates, currencies, equities and other financial products. In doing so, the Corporation is subject to unforeseen events which may not have been anticipated or which may have effects which exceed those assumed within its risk management processes. This risk can be accentuated by volatility and reduction in liquidity in those markets which in turn can impact the Corporation's ability to hedge and trade the positions concerned. In addition, the Corporation is dependent on its ability to access the financial markets for its funding needs.

As noted in "Supervision and Regulation", the Corporation is regulated by and subject to various regulators. The actions of these regulators can have an impact on the profitability and governance of the Corporation. Increases by regulatory authorities of minimum capital, reserve, deposit insurance and other financial viability requirements can also affect the Corporation's profitability.

The Corporation is subject to operational and control risk which is the potential for loss caused by a breakdown in communication, information, processing and settlement systems or processes or a lack of compliance with the procedures on which they rely either within the Corporation or within the broader financial systems infrastructure.

As with any financial institution, the Corporation is also subject to the risk of litigation and to an unexpected or adverse outcome in such litigation. Competitive pressures in the marketplace and unfavorable or adverse publicity and news coverage can have the effect of lessening customer demand for the Corporation's services. Ultimately, the Corporation's businesses and their success are dependent on the Corporation's ability to attract and retain high quality employees.

Competition

First's principal market area consists of Franklin and Fulton Counties, Pennsylvania and the northcentral and northwest portions of Washington County, Maryland. It services a substantial number of depositors in this market area, with the greatest concentration within a limited radius of Greencastle, Pennsylvania.

First, like other depository institutions, has been subjected to competition from less heavily regulated entities such as brokerage firms, money market funds, consumer finance and credit card companies and other commercial banks, many of which are larger than First. First is generally competitive with all competing financial institutions in its service area with respect to interest rates paid on time and savings deposits, service charges on deposit accounts and interest rates charged on loans.

The Corporation files periodic reports with the Securities and Exchange Commission (SEC) in the form of 10-Q's - quarterly reports; 10-K - annual report; 14A - annual proxy statements and Form 8-K for any significant events that may arise during the year. Copies of the Corporation's filings may be obtained through the SEC's internet site at www.sec.gov or may be obtained free of charge upon written request furnished to: Mr. Franklin T. Klink, III, CFO, Tower Bancorp, Inc., P. O. Box 8, Center Square, Greencastle, Pennsylvania 17225.

Item 1a. Risk Factors

An investment in the Corporation's common stock is subject to risks inherent to the Corporation's business. The material risks and uncertainties that management believes affect the Corporation are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing the Corporation. Additional risks and uncertainties that management is not aware of or focused on, or that management currently deems immaterial may also impair the Corporation's business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, the Corporation's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the Corporation's common stock could decline significantly, and you could lose all or part of your investment.

Risks Related To The Corporation's Business

The Corporation is subject to interest rate risk.

The Corporation's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond the Corporation's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Corporation receives on loans and securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) the Corporation's ability to originate loans and obtain deposits, (ii) the fair value of the Corporation's financial assets and liabilities, and (iii) the average duration of the Corporation's mortgage-backed securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, the Corporation's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the Corporation's results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation is subject to lending risk

There are inherent risks associated with the Corporation's lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where the Corporation operates as well as those across the Commonwealth of Pennsylvania and the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. The Corporation is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject the Corporation to regulatory enforcement action that could result in the assessment of significant civil money penalties against the Corporation.

As of December 31, 2006, approximately 14% of the Corporation's loan portfolio consisted of commercial and industrial loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically larger than residential real estate loans and consumer loans. Because the Corporation's loan portfolio contains a significant number of commercial and industrial loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for possible loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on the Corporation's financial condition and results of operations.

If the Corporation's allowance for loan losses is not sufficient to cover actual loan losses, its earnings could decrease.

The Corporation's loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. The Corporation may experience significant credit losses, which could have a material adverse effect on its operating results. The Corporation makes various assumptions and judgments about the collectability of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of its loans. In determining the amount of the allowance for loan losses, the Corporation reviews its loans and its loss and delinquency experience, and the Corporation evaluates economic conditions. If its assumptions prove to be incorrect, its allowance for loan losses may not cover inherent losses in its loan portfolio at the date of its financial statements. Material additions to the Corporation's allowance would materially decrease its net income. At December 31, 2006, its allowance for loan losses totaled $ 3,610,000, representing 0.92% of its total loans.

Although the Corporation believes it has underwriting standards to manage normal lending risks, it is difficult to assess the future performance of its loan portfolio due to the relatively recent origination of many of these loans. The Corporation can give you no assurance that its non-performing loans will not increase or that its non-performing or delinquent loans will not adversely affect its future performance.

In addition, federal and state regulators periodically review the Corporation's allowance for loan losses and may require it to increase its allowance for loan losses or recognize further loan charge-offs. Any increase in its allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on its results of operations and financial condition.

The Corporation is subject to environmental liability risk associated with lending activities

A significant portion of the Corporation's loan portfolio is secured by real property. During the ordinary course of business, the Corporation may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Corporation may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Corporation to incur substantial expenses and may materially reduce the affected property's value or limit the Corporation's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Corporation's exposure to environmental liability. Although the Corporation has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation's profitability depends significantly on economic conditions in the Commonwealth of Pennsylvania

The Corporation's success depends primarily on the general economic conditions of the Commonwealth of Pennsylvania and the specific local markets in which the Corporation operates. Unlike larger national or other regional banks that are more geographically diversified, the Corporation provides banking and financial services to customers primarily in the Franklin County, Pennsylvania and Washington County, Maryland area. The local economic conditions in these areas have a significant impact on the demand for the Corporation's products and services as well as the ability of the Corporation's customers to repay loans, the value of the collateral securing loans and the stability of the Corporation's deposit funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact these local economic conditions and, in turn, have a material adverse effect on the Corporation's financial condition and results of operations.

Competition from other financial institutions may adversely affect the Corporation's profitability.

The Corporation's banking subsidiary faces substantial competition in originating, both commercial and consumer loans. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of its competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce the Corporation's net income by decreasing the number and size of loans that its banking subsidiary originate and the interest rates they may charge on these loans.

In attracting business and consumer deposits, its banking subsidiary faces substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of the Corporation's competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns, better brand recognition and more convenient branch locations. These competitors may offer higher interest rates than the Corporation, which could decrease the deposits that it attracts or require it to increase its rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect the Corporation's ability to generate the funds necessary for lending operations. As a result, it may need to seek other sources of funds that may be more expensive to obtain and could increase its cost of funds.

The Corporation's banking subsidiary also competes with non-bank providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance agencies and governmental organizations which may offer more favorable terms. Some of its non-bank competitors are not subject to the same extensive regulations that govern its banking operations. As a result, such non-bank competitors may have advantages over the Corporation's banking subsidiary in providing certain products and services. This competition may reduce or limit its margins on banking services, reduce its market share and adversely affect its earnings and financial condition.

The Corporation is subject to extensive government regulation and supervision

The Corporation, primarily through the Bank, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations affect the Corporation's lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect the Corporation in substantial and unpredictable ways. Such changes could subject the Corporation to additional costs, limit the types of financial services and products the Corporation may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Corporation's business, financial condition and results of operations. While the Corporation has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

The Corporation's controls and procedures may fail or be circumvented

Management regularly reviews and updates the Corporation's internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Corporation's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Corporation's business, results of operations and financial condition.

New lines of business or new products and services may subject the corporation to additional risks

From time to time, the Corporation may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services the Corporation may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of the Corporation's system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on the Corporation's business, results of operations and financial condition.

The Corporation's ability to pay dividends depends primarily on dividends from its banking subsidiary, which is subject to regulatory limits.

The Corporation is a bank holding company and its operations are conducted by its subsidiary. Its ability to pay dividends depends on its receipt of dividends from its subsidiary. Dividend payments from its banking subsidiary are subject to legal and regulatory limitations, generally based on net profits and retained earnings, imposed by the various banking regulatory agencies. The ability of its subsidiary to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. There is no assurance that its subsidiary will be able to pay dividends in the future or that the Corporation will generate adequate cash flow to pay dividends in the future. The Corporation's failure to pay dividends on its common stock could have a material adverse effect on the market price of its common stock.

The Corporation's future acquisitions could dilute your ownership and may cause it to become more susceptible to adverse economic events.

The Corporation may use its common stock to acquire other companies or make investments in banks and other complementary businesses with its common stock in the future. The Corporation may issue additional shares of common stock to pay for future acquisitions, which would dilute your ownership interest in the Corporation. Future business acquisitions could be material to the Corporation, and the degree of success achieved in acquiring and integrating these businesses into the Corporation could have a material effect on the value of the Corporation's common stock. In addition, any acquisition could require it to use substantial cash or other liquid assets or to incur debt. In those events, it could become more susceptible to economic downturns and competitive pressures.

The Corporation May Not Be Able To Attract and Retain Skilled People

The Corporation's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by the Corporation can be intense and the Corporation may not be able to hire people or to retain them. The unexpected loss of services of one or more of the Corporation's key personnel could have a material adverse impact on the Corporation's business because of their skills, knowledge of the Corporation's market, years of industry experience and the difficulty of promptly finding qualified replacement personnel. The Corporation does not currently have employment agreements or non-competition agreements with any of its senior officers.

The Corporation's information systems may experience an interruption or breach in security

The Corporation relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the Corporation's customer relationship management, general ledger, deposit, loan and other systems. While the Corporation has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of the Corporation's information systems could damage the Corporation's reputation, result in a loss of customer business, subject the Corporation to additional regulatory scrutiny, or expose the Corporation to civil litigation and possible financial liability, any of which could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation continually encounters technological change

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Corporation's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in the Corporation's operations. Many of the Corporation's competitors have substantially greater resources to invest in technological improvements. The Corporation may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on the Corporation's business and, in turn, the Corporation's financial condition and results of operations.

The Corporation is subject to claims and litigation pertaining to fiduciary responsibility

From time to time, customers make claims and take legal action pertaining to the Corporation's performance of its fiduciary responsibilities. Whether customer claims and legal action related to the Corporation's performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Corporation they may result in significant financial liability and/or adversely affect the market perception of the

Corporation and its products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Corporation's business, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact the corporation's business

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on the Corporation's ability to conduct business. Such events could affect the stability of the Corporation's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause the Corporation to incur additional expenses. Severe weather or natural disasters, acts of war or terrorism or other adverse external events may occur in the future. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on the Corporation's business, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

Risks Associated With The Corporation's Common Stock

The Corporation's stock price can be volatile

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. The Corporation's stock price can fluctuate significantly in response to a variety of factors including, among other things:

- Actual or anticipated variations in quarterly results of operations.
- Recommendations by securities analysts.
- Operating and stock price performance of other companies that investors deem comparable to the Corporation.
- News reports relating to trends, concerns and other issues in the financial services industry.
- Perceptions in the marketplace regarding the Corporation and/or its competitors.
- New technology used, or services offered, by competitors.
- Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors.

- Failure to integrate acquisitions or realize anticipated benefits from acquisitions.
- Changes in government regulations.
- Geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause the Corporation's stock price to decrease regardless of operating results.

The trading volume in the Corporation's common stock is less than that of other larger financial services companies

The Corporation's common stock is listed for trading on OTCBB, and the trading volume in its common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the Corporation's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which the Corporation has no control. Given the lower trading volume of the Corporation's common stock, significant sales of the Corporation's common stock, or the expectation of these sales, could cause the Corporation's stock price to fall.

An investment in the Corporation's common stock is not an insured deposit

The Corporation's common stock is not a bank deposit and, therefore, is not insured against loss by the Federal Deposit Insurance Corporation (FDIC), any other deposit insurance fund or by any other public or private entity. Investment in the Corporation's common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire the Corporation's common stock, you may lose some or all of your investment.

The Corporation's Articles of Incorporation, By-Laws and Shareholders Rights Plan as well as certain banking laws may have an anti-takeover effect

Provisions of the Corporation's articles of incorporation and by-laws, federal banking laws, including regulatory approval requirements, and the Corporation's stock purchase rights plan could make it more difficult for a third party to acquire the Corporation, even if doing so would be perceived to be beneficial to the Corporation's shareholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of the Corporation's common stock.

Risks Associated With The Corporation's Industry

Future governmental regulation and legislation could limit the Corporation's future growth.

The Corporation is a registered bank holding company, and its subsidiary bank is a depository institution whose deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). As a result, the Corporation is subject to various regulations and examinations by various regulatory authorities. In general, statutes establish the corporate governance and eligible business activities for the Corporation, certain acquisition and merger restrictions, limitations on inter-company transactions such as loans and dividends, and capital adequacy requirements, requirements for anti-money laundering programs and other compliance matters, among other regulations. The Corporation is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. Compliance with these statutes and regulations is important to its ability to engage in new activities and to consummate additional acquisitions.

In addition, the Corporation is subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. The Corporation cannot predict whether any of these changes may adversely and materially affect it. Federal and state banking regulators also possess broad powers to take supervisory actions as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on the Corporation's activities that could have a material adverse effect on its business and profitability. While these statutes are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk, and compliance with such statutes increases the Corporation's expense, requires management's attention and can be a disadvantage from a competitive standpoint with respect to non-regulated competitors.

The earnings of financial services companies are significantly affected by general business and economic conditions

The Corporation's operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U.S. economy and the local economies in which the Corporation operates, all of which are beyond the Corporation's control. Deterioration in economic conditions could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for the Corporation's products and services, among other things, any of which could have a material adverse impact on the Corporation's financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties

In deciding whether to extend credit or enter into other transactions, the Corporation may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. The Corporation may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on the Corporation's business and, in turn, the Corporation's financial condition and results of operations.

Consumers may decide not to use banks to complete their financial transactions

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation", could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on the Corporation's financial condition and results of operations.

Item 1b. Unresolved Staff Comments

None

Item 2. Properties.

First owns buildings at Center Square, Greencastle, Pennsylvania (its corporate headquarters); Shady Grove, Pennsylvania; 4136 Lincoln Way West, (Laurich Branch), Chambersburg, Pennsylvania; Quincy, Pennsylvania; Waynesboro, Pennsylvania; 18233 Maugans Avenue, Hagerstown, Maryland; Lincoln Way East, Chambersburg, Pennsylvania; two in McConnellsburg, Pennsylvania; Needmore, Pennsylvania; Fort Loudon, Pennsylvania; Rouzerville, Pennsylvania; and Hancock, Maryland. In addition, First leases approximately 1,500 square feet in a building located at 11906 Buchanan Trail West, Mercersburg, Pennsylvania, 565 square feet located at 785 Fifth Avenue, Chambersburg, Pennsylvania, and 3,560 square feet located at 1101 Professional Court, Hagerstown, Maryland. Offices of the bank are located in each of these buildings.

Item 3. Legal Proceedings.

Tower is an occasional party to legal actions arising in the ordinary course of its business. In the opinion of Tower's management, Tower has adequate legal defenses and/or insurance coverage respecting any and each of these actions and does not believe that they will materially affect Tower's operations or financial position.

Item 4. Submission of Matters to Vote of Security Holders.

None

Item 5. Market for Registrant's Common Stock, Related Security Holder Matters and Issuer Purchases of Equity Securities.

Tower's common stock is not traded on a national securities exchange, but is traded on the OTCBB under the symbol TOBC. At December 31, 2006, the approximate number of shareholders of record was 1,321. The price ranges for Tower common stock set forth below are the approximate high and low bid prices obtained from brokers who make a market in the stock and do not reflect prices in actual transactions.

	Period	Dividends	Market Price
2006	1st Quarter	$ .24	$ 45.00 - $ 47.75
	2nd Quarter	.24	42.30 - 46.70
	3rd Quarter	.26	42.30 - 49.75
	4th Quarter	.00(1)	44.20 - 45.00
2005	1st Quarter	$ .22	$ 43.75 - $ 54.00
	2nd Quarter	.22	49.00 - 53.00
	3rd Quarter	.24	42.30 - 49.40
	4th Quarter	.24	43.25 - 48.00

(1) Beginning in the 1st quarter of 2007, the Corporation changed its dividend declaration and payment policy. The Corporation now declares and pays its quarterly dividends during the same calendar quarter. Therefore, while the Corporation paid four (4) dividends during 2006, the table reflects only three (3) dividends that were declared during 2006.

Shareholder Return Performance Graph

A line graph is set forth below. The graph compares the yearly change in the cumulative total shareholder return on the Corporation's stock against the cumulative total return of the NASDAQ Composite and the Peer Group Index for the period of five fiscal years commencing January 1, 2002 and ended December 31, 2006. The shareholder return shown on the graph below is not necessarily indicative of future performance.


Tower Bancorp Incorporated
Total Return Performance
Tower Bancorp Incorporated
NASDAQ Composite
Mid-Atlantic Custom Peer Group*
Index Value
250
200
150
100
50
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

Index	*Period Ending*					
	12/31/01	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**
Tower Bancorp Incorporated	100.00	126.54	175.99	196.53	219.93	210.59
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
Mid-Atlantic Custom Peer Group*	100.00	117.92	173.81	195.63	194.01	207.37

**Mid-Atlantic Custom Peer Group consists of Mid-Atlantic commercial banks with assets less than $1B.*

The information required by Item 5 regarding the Equity Compensation Plan Information is incorporated by reference to Tower's definitive proxy statement for the 2007 Annual Meeting of Shareholders filed pursuant to Schedule 14A.

Item 6. Selected Financial Data

The selected five-year financial data on page 33 of the annual shareholders' report for the year ended December 31, 2006 is attached to this Form 10-K as Exhibit 13 and incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual obligations of the Corporation as of December 31, 2006 are as follows:

(in thousands)		Payments due by period			
Contractual obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Lines of credit outstanding	$ 9,545	$ 9,545	$ 0	$ 0	$ 0
Long-term debt obligations	31,871	0	10,000	10,250	11,621
Operating lease obligations	1,369	156	213	192	808
Total	$ 42,785	$ 9,701	$ 10,213	$ 10,442	$ 12,429

All other information required by Item 7 is included in Management's Discussion and Analysis of Financial Condition and Results of Operations, on pages 38 through 53 of the annual shareholders report which is attached to this Form 10-K as Exhibit 13 and incorporated herein by reference.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

The information set forth on pages 51 and 52 of the annual shareholders' report for the year ended December 31, 2006 regarding quantitative and qualitative disclosures about market risk is attached to this Form 10-K as Exhibit 13 and incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary data, some of which is required under Guide 3 (statistical disclosures by bank holding companies) are shown on pages 4 through 37 of the annual shareholders report for the year ended December 31, 2006 attached to this Form 10-K as Exhibit 13 and are incorporated herein by reference. Certain statistical information required in addition to those included in the annual shareholders' report are submitted herewith as follows.

Description of Statistical Information	Page
Loan portfolio	27
Summary of loan loss experience	28
Nonaccrual, delinquent and impaired loans	29
Allocation of allowances for loan losses	30
Deposits and return on equity and assets	31
Consolidated summary of operations	32

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

LOAN PORTFOLIO

The following table presents the loan portfolio at the end of each of the last five years:

(000 omitted)	2006	2005	2004	2003	2002
Commercial, financial & Agricultural	$ 54,313	$ 41,619	$ 40,257	$ 38,703	$ 32,422
Real estate - Construction	20,871	2,556	6,793	7,156	7,246
Real estate - Mortgage	297,338	173,923	171,415	155,649	135,104
Installment & other personal loans (net of unearned income)	17,897	11,210	11,004	12,559	12,765
Total loans	$ 390,419	$ 229,308	$ 229,469	$ 214,067	$ 187,537

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY
SUMMARY OF LOAN LOSS EXPERIENCE
Years Ended December 31

(000 omitted)	2006	2005	2004	2003	2002
Average total loans outstanding (net of unearned income)	$ 318,819	$ 228,848	$ 220,789	$ 198,599	$ 183,805
Allowance for loan losses, beginning of period	2,129	1,902	1,864	1,632	1,577
Additions to provision for loan losses charged to operations	360	270	360	360	310
Addition due to merger	1,163	0	0	0	0
Loans charged off during the year					
Commercial	0	1	276	29	101
Real estate mortgage	0	0	0	0	0
Installment	87	95	106	162	205
Total charge-off's	87	96	382	191	306
Recoveries of loans previously charged off:					
Commercial	3	22	35	5	3
Installment	42	31	25	58	34
Mortgage	0	0	0	0	14
Total recoveries	45	53	60	63	51
Net loans charged off (recovered)	42	43	322	128	255
Allowance for loan losses, end of period	$ 3,610	$ 2,129	$ 1,902	$ 1,864	$ 1,632
Ratio of net loans charged off (recovered) to average loans outstanding	.01%	.02%	.15%	.06%	.14%

The provision is based on an evaluation of the adequacy of the allowance for possible loan losses. The evaluation includes, but is not limited to, review of net loan losses for the year, the present and prospective financial condition of the borrowers and evaluation of current and projected economic conditions.

LOANS

The following table sets forth the outstanding balances of those loans on a nonaccrual status and those on accrual status which are contractually past due as to principal or interest payments for 30 days and 90 days or more at December 31.

	2006	2005	2004	2003	2002
(000 omitted)					
Nonaccrual loans	$ 688	$ 44	$ 9	$ 540	$ 781
Accrual loans:					
Restructured	$ 0	$ 0	$ 0	$ 0	$ 0
30 - 89 days past due	2,002	299	155	432	386
90 days or more past due	393	59	13	178	188
Total accrual loans	$ 2,395	$ 358	$ 168	$ 610	$ 574

See Note 8 of the Notes to Consolidated Financial Statements (Exhibit 13) for details of income recognized and foregone revenue on nonaccrual loans for the past three years, and disclosures of any impaired loans.

Management has not identified any significant problem loans in the accrual loan categories shown above.

ALLOWANCE FOR LOAN LOSSES

The following is an allocation by loan categories of the allowance for loan losses at December 31 for the last five years. In retrospect the specific allocation in any particular category may prove excessive or inadequate and consequently may be reallocated in the future to reflect the then current conditions. Accordingly, the entire allowance is available to absorb losses in any category:

	December 31			
	2006		2005	
(000 omitted)	Allowance Amount	Percentage of Loans in Each Category to Total Loans	Allowance Amount	Percentage of Loans in Each Category to Total Loans
Commercial, financial and agricultural	$ 2,144	13.91%	$ 474	18.2%
Real estate - Construction	0	5.35	0	1.1
Real estate - Mortgage	703	76.16	664	75.8
Installment	220	4.58	0	4.9
Unallocated	543	N/A	991	N/A
Total	$ 3,610	100.0%	$ 2,129	100.0%

	December 31					
	2004		2003		2002	
(000 omitted)	Allowance Amount	Percentage of Loans in Each Category to Total Loans	Allowance Amount	Percentage of Loans in Each Category to Total Loans	Allowance Amount	Percentage of Loans in Each Category to Total Loans
Commercial, financial and agricultural	$ 453	17.5%	$ 694	18.1%	$ 718	17.3%
Real estate - Construction	0	3.0	0	3.3	0	3.9
Real estate - Mortgage	664	74.7	664	72.7	664	72.1
Installment	0	4.8	0	5.9	0	6.7
Unallocated	785	N/A	506	N/A	250	N/A
Total	$ 1,902	100.0%	$ 1,864	100.0%	$ 1,632	100.0%

DEPOSITS

The average amounts of deposits are summarized below:

Years Ended December 31 (000 omitted)	2006	2005	2004
Demand deposits	$ 38,600	$ 23,435	$ 19,386
Interest bearing demand deposits	120,849	105,492	92,933
Savings deposits	42,266	30,936	28,787
Time deposits	136,159	84,308	75,463
Total deposits	$ 337,874	$ 244,171	$ 216,569

RETURN ON EQUITY AND ASSETS (APPLYING DAILY AVERAGE BALANCES)

The following table presents a summary of significant earnings and capital ratios:

(000 omitted)	2006	2005	2004
Average assets	$ 457,252	$ 333,467	$ 305,515
Net income	$ 6,132	$ 5,032	$ 4,723
Average equity	$ 67,696	$ 46,181	$ 42,033
Cash dividends	$ 1,602	$ 1,591	$ 2,311
Return on assets	1.34%	1.51%	1.55%
Return on equity	9.06%	10.90%	11.24%
Dividend payout ratio	26.13%	31.62%	48.90%
Equity to asset ratio	14.80%	13.85%	13.76%

TOWER BANCORP, INC. AND ITS WHOLLY-OWNED SUBSIDIARY
CONSOLIDATED SUMMARY OF OPERATIONS

(000 omitted)	2006	2005	2004	2003	2002
	Years Ended December 31				
Interest income	$ 25,799	$ 16,494	$ 14,126	$ 14,350	$ 15,780
Interest expense	9,873	5,152	4,011	4,267	5,252
Net interest income	15,926	11,342	10,115	10,083	10,528
Provision for loan Losses	360	270	360	360	310
Net interest income after provision for loan losses	15,566	11,072	9,755	9,723	10,218
Other income:					
Investment services income	413	254	79	31	0
Service charges - Deposits	1,523	1,112	992	864	621
Other service charges, collection and exchange, charges, commission fees	1,084	722	559	431	390
Other operating income	4,304	2,714	2,961	3,479	2,316
Total other income	7,324	4,802	4,591	4,805	3,327
Income before operating expense	22,890	15,874	14,346	14,528	13,545
Operating expenses:					
Salaries and employees benefits	6,949	4,474	4,078	3,901	3,558
Occupancy and equipment expense	3,073	1,886	1,702	1,594	1,575
Other operating expenses	4,018	2,455	2,154	2,261	1,796
Total operating Expenses	14,040	8,815	7,934	7,756	6,929
Income before income taxes	8,850	7,059	6,412	6,772	6,616
Income tax	2,718	2,027	1,689	1,821	1,763
Net income applicable to common stock	$ 6,132	$ 5,032	$ 4,723	$ 4,951	$ 4,853
Per share data:					
Earnings per common share	$ 2.92	$ 2.91	$ 2.73	$ 2.86	$ 2.79
Cash dividend - common	$ .74	$ .92	$ 1.34	$ 1.26	$ .84
Average number of common shares	2,103,487	1,727,055	1,727,856	1,733,477	1,737,298

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

Not applicable.

Item 9a. Controls and Procedures

The Corporation's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Corporation's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2006. Based on such evaluation, such officers have concluded that, as of December 31, 2006, the Corporation's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Corporation (including its consolidated subsidiary) required to be included in the Corporation's periodic filings under the Exchange Act.

Management's report on internal control over financial reporting and the attestation report of the Registered Public Accounting Firm are included in the annual shareholders' report for the year ended December 31, 2006 attached to this Form 10-K as Exhibit 13 and are incorporated herein by reference.

CHANGES IN INTERNAL CONTROLS

There have not been any significant changes in the Corporation's internal control over financial reporting or in other factors that could materially affect or are reasonably likely to materially affect these controls during the fourth quarter of 2006, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 9b. Other Information

The Corporation had no other events that should have been disclosed on Form 8K that were not already disclosed on such form.

PART III

Item 10. Directors and Executive Officers and Corporate Governance

The Corporation has adopted a Code of Ethics that applies to all Directors and Senior Managers (including its Chief Executive Officer and Chief Financial Officer). The Corporation's Directors and Senior Management Code of Ethics is available on First National Bank of Greencastle's website at http://www.fnbgc.com under the "About Us" tab.

All other information required by Item 10 is incorporated by reference from Tower Bancorp's definitive proxy statement for the 2007 Annual Meeting of Shareholders filed pursuant to Regulation 14A.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference from Tower Bancorp's definitive proxy statement for the 2007 Annual Meeting of Shareholders filed pursuant to Regulation 14A.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by Item 12 is incorporated by reference from Tower Bancorp, Inc.'s definitive proxy statement for the 2007 Annual Meeting of Shareholders filed pursuant to Regulation 14A, and Item 5 of this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference from Tower Bancorp's definitive proxy statement for the 2007 Annual Meeting of Shareholders filed pursuant to Regulation 14A.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference from Tower Bancorp's definitive proxy statement for the 2007 Annual Meeting of Shareholders filed pursuant to Regulation 14A.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) – List of Financial Statements

The following consolidated financial statements of Tower Bancorp and its subsidiary, included in the annual report of the registrant to its shareholders for the year ended December 31, 2006 attached to this Form 10-K as Exhibit 13, are incorporated by reference in Item 8:

Consolidated balance sheets - December 31, 2006 and 2005

Consolidated statements of income - Years ended December 31, 2006, 2005, and 2004

Consolidated statements of stockholders' equity - Years ended December 31, 2006, 2005, and 2004

Consolidated statements of cash flows - Years ended December 31, 2006, 2005, and 2004

Notes to consolidated financial statements - December 31, 2006

(2) List of Financial Statement Schedules

All financial statement schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(3) Listing of Exhibits

(3.1) Articles of Incorporation of Tower Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of Tower Bancorp, Inc.'s Form 10-Q for the quarter ended September 30, 2005

(3.2) Bylaws of Tower Bancorp, Inc. (incorporated by reference to Exhibit 3.2 of Tower Bancorp, Inc.'s Form 10-Q for the quarter ended September 30, 2005).

(10) Material contracts

(10.1) Change of Control Agreement of Jeffrey B. Shank dated as of September 25, 2002 (incorporated by reference to Exhibit 99.4 of Tower Bancorp, Inc.'s Form 10-Q for the quarter ended September 30, 2002).

(10.2) Change of Control Agreement of Franklin T. Klink, III dated as of November 26, 2001 (incorporated by reference to Exhibit 10.1 of Tower Bancorp, Inc.'s Form 10-K for the year ended December 31, 2001).

(10.3) Change of Control Agreement of Donald G. Kunkle dated as of January 4, 2002 (incorporated by reference to Exhibit 10.2 of Tower Bancorp, Inc.'s Form 10-K for the year ended December 31, 2001).

(10.4) Change of Control Agreement of John H. McDowell, Sr. dated as of December 23, 1998 (incorporated by reference to Exhibit 10.2 of Tower Bancorp, Inc.'s Form 10-K for the year ended December 31, 1998).

(10.5) Tower Bancorp, Inc.'s Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 99.1 to Tower Bancorp, Inc.'s Registration Statement on Form S-8 (File No. 333-40661)).

(10.6) Tower Bancorp, Inc.'s Stock Option Plan for Outside Directors (incorporated by reference to Exhibit 99.2 to Tower Bancorp, Inc.'s Registration Statement on Form S-8 (File No. 333-40661)).

(10.7) Supplemental Executive Retirement Agreement of Jeffrey B. Shank dated as of September 25, 2002 (incorporated by reference to Exhibit 99.3 of Tower Bancorp, Inc.'s Form 10-Q for the quarter ended September 30, 2002).

(10.8) Form of Amendment and Restatement of the First National Bank of Greencastle Group Term Replacement Plan A (incorporated by reference to Exhibit 10.8 of Tower Bancorp, Inc.'s Registration Statement on Form S-4 (File No. 333-130485)).

(10.9) Form of Amendment and Restatement of the First National Bank of Greencastle Group Term Replacement Plan B (incorporated by reference to Exhibit 10.8 of Tower Bancorp, Inc.'s Registration Statement on Form S-4 (File No. 333-130485)).

(10.10) Form of Amendment and Restatement of the First National Bank of Greencastle Executive Bonus Agreement (incorporated by reference to Exhibit 10.8 of Tower Bancorp, Inc.'s Registration Statement on Form S-4 (File No. 333-130485))

(10.11) First National Bank of Greencastle Employees' Stock Ownership Plan Incorporated by reference to Exhibit 99.3 to Tower Bancorp, Inc.'s Registration Statement on Form S-8 (File No. 333-40661).

(13) Annual report to security holders - filed herewith

(21) Subsidiaries of the registrant - filed herewith

(23.1) Consent of independent registered public accounting firm - filed herewith

(31.1) Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - filed herewith

(31.2) Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - filed herewith

(32.1) Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - filed herewith.

(32.2) Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - filed herewith.

All other exhibits for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER BANCORP, INC.

(Registrant)

By /s/ Jeff B. Shank

Jeff B. Shank,
President/CEO
(Principal Executive Officer)

By /s/Franklin T. Klink, III

Franklin T. Klink, III
Treasurer (Principal Financial and Accounting Officer)

Dated: February 28, 2007

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ Jeff B. Shank Jeff B. Shank	President & Director	February 28, 2007
/S/ Kermit G. Hicks Kermit G. Hicks	Chairman of the Board & Director	February 28, 2007
/S/Robert L. Pensinger Robert L. Pensinger	Vice Chairman of the Board & Director	February 28, 2007
/S/Frederic M. Frederick Frederic M. Frederick	Director	February 28, 2007
/S/James H. Craig, Jr. James H. Craig, Jr.	Director	February 28, 2007
/S/ Lois Easton Lois Easton	Director	February 28, 2007
/S/ Mark E. Gayman Mark E. Gayman	Director	February 28, 2007
/S/ Patricia A. Carbaugh Patricia A. Carbaugh	Director	February 28, 2007
/S/ Harry D. Johnston Harry D. Johnston	Director	February 28, 2007
/S/ Terry Randall Terry Randall	Director	February 28, 2007

Exhibit Index

Exhibit No.

13	Annual report to security holders
21	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13

Tower Bancorp, Inc.

2006 Annual Financial Report

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1 – 2
MANAGEMENT'S REPORT ON INTERNAL CONTROL	3
CONSOLIDATED FINANCIAL STATEMENTS	
Balance sheets	4
Statements of income	5
Statements of changes in stockholders' equity	6
Statements of cash flows	7 - 8
Notes to consolidated financial statements	9 - 32
SELECTED FIVE-YEAR FINANCIAL DATA	33
SUMMARY OF QUARTERLY FINANCIAL DATA	34
DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY	35
CHANGES IN NET INTEREST INCOME	36
MATURITIES OF INVESTMENT SECURITIES	37
MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS	38 – 53

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tower Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Tower Bancorp, Inc. and its wholly-owned subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. We also have audited management's assessment, included in the accompanying Management's Report on Internal Control, that Tower Bancorp, Inc. and its wholly-owned subsidiary maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control— Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of Tower Bancorp, Inc. and its wholly-owned subsidiary is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

SEK&Co

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

To the Board of Directors and Shareholders of
Tower Bancorp, Inc.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tower Bancorp, Inc. and its wholly-owned subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, management's assessment that Tower Bancorp, Inc. and its wholly-owned subsidiary maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway commission (COSO). Furthermore, in our opinion, Tower Bancorp, Inc. and its wholly-owned subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in Note 1 to the consolidated financial statements, the Corporation changed its policy for accounting for stock-based compensation in 2006.

Smith Elliott Kearns & Company, LLC

Chambersburg, Pennsylvania
February 27, 2007

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MANAGEMENT'S REPORT ON INTERNAL CONTROL

To our Shareholders,
Tower Bancorp, Inc.
Greencastle, Pennsylvania

The management of Tower Bancorp, Inc. and its wholly-owned subsidiary has the responsibility for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Management maintains a comprehensive system of internal control to provide reasonable assurance of the proper authorization of transactions, the safeguarding of assets and the reliability of the financial records. The system of internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees. Tower Bancorp, Inc. and its wholly-owned subsidiary maintain an internal auditing program, under the supervision of the Audit Committee of the Board of Directors, which independently assesses the effectiveness of the system of internal control and recommends possible improvements.

Under the supervision and with the participation of the Corporation's management, including its Chief Executive Officer and Chief Financial Officer, the Corporation has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2006, using the *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Corporation's disclosure controls and procedures are adequate and effective to ensure that material information relating to the Corporation and its consolidated subsidiaries is made known to them by others within those entities. The Chief Executive Officer and the Chief Financial Officer believe that at December 31, 2006, Tower Bancorp, Inc. and its wholly-owned subsidiary maintained an effective system of internal control over financial reporting.

The accounting firm Smith Elliott Kearns & Company, LLC has issued an attestation report on management's assessment of the Corporation's internal control over financial reporting. The accounting firm's attestation report is included in this financial report.

/S/ Jeffrey B. Shank	/S/ Franklin T. Klink, III
Jeffrey B. Shank	Franklin T. Klink, III
President and Chief Executive Officer	Chief Financial Officer

February 27, 2007

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
	(000 omitted)	
ASSETS		
Cash and due from banks	$ 14,128	$ 11,744
Federal funds sold	6,530	10,093
Interest bearing deposits with banks	97	3,083
Investment securities available for sale	87,631	83,157
Restricted Bank stock	3,123	2,177
Loans		
Commercial, financial and agricultural	54,313	41,619
Real estate -- Mortgages	298,338	174,957
Real estate -- Construction and land development	20,871	2,556
Consumer	17,897	11,210
	391,419	230,342
Net deferred loan fees, costs and discounts	(1,000)	(1,034)
Less: Allowance for loan losses	(3,610)	(2,129)
Total loans	386,809	227,179
Premises, equipment, furniture and fixtures	9,675	4,220
Real estate owned other than premises	1,904	1,635
Accrued interest receivable	1,841	1,103
Cash surrender value of life insurance	10,683	7,387
Goodwill	16,535	0
Core deposit intangible	2,095	0
Other assets	1,116	445
Total assets	$ 542,167	$ 352,223

	2006	2005
	(000 omitted)	
LIABILITIES		
Deposits in domestic offices		
Demand, noninterest bearing	$ 47,548	$ 29,162
Savings	188,147	144,952
Time	174,140	87,064
Total deposits	409,835	261,178
Liabilities for other borrowed funds	41,643	35,516
Accrued interest payable	994	364
Deferred income taxes	5,299	4,525
Other liabilities	2,843	2,251
Total liabilities	460,614	303,834
STOCKHOLDERS' EQUITY		
Stockholders' equity		
Common Stock: no par value, authorized 5,000,000 shares, issued 2,420,481 shares	2,225	2,225
Additional paid-in capital	34,810	6,760
Retained earnings	36,148	31,618
Accumulated other comprehensive income	10,731	9,557
	83,914	50,160
Less: Cost of treasury stock, 63,278 shares - 2006; 52,008 shares – 2005	(2,361)	(1,771)
Total stockholders' equity	81,553	48,389
Total liabilities and stockholders' equity	$ 542,167	$ 352,223

The Notes to Consolidated Financial Statements are an integral part of these statements

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2006, 2005, and 2004

	2006	2005 (000 omitted)	2004
Interest and Dividend Income			
Interest and fees on loans	$ 22,384	$ 13,943	$ 12,031
Interest and dividends on investment securities			
Taxable	1,800	1,266	997
Federal tax exempt	1,227	1,065	1,059
Interest on federal funds sold	348	148	0
Interest on deposits with banks	40	72	39
Total interest income	25,799	16,494	14,126
Interest Expense			
Interest on time certificates of deposit of $ 100,000 or more	896	437	378
Interest on other deposits	6,482	2,988	1,929
Interest on borrowed funds	2,495	1,727	1,704
Total interest expense	9,873	5,152	4,011
Net interest income	15,926	11,342	10,115
Provision for loan losses	360	270	360
Net interest income after provision for loan losses	15,566	11,072	9,755
Other Income			
Investment services income	413	254	79
Service charges on deposit accounts	1,523	1,112	992
Other service charges, collection and exchange charges, commissions and fees	1,084	722	559
Investment securities gains	3,923	2,394	2,648
Other income	381	320	313
	7,324	4,802	4,591
Other Expenses			
Salaries, wages and other employee benefits	6,949	4,474	4,078
Occupancy expense	853	580	456
Furniture and equipment expenses	2,220	1,306	1,246
Other operating expenses	4,018	2,455	2,154
	14,040	8,815	7,934
Income before income taxes	8,850	7,059	6,412
Applicable income tax expense	2,718	2,027	1,689
Net income	$ 6,132	$ 5,032	$ 4,723
Earnings per share:			
Basic earnings per share	$ 2.92	$ 2.91	$ 2.73
Weighted average shares outstanding	2,103,487	1,727,055	1,727,856
Diluted earnings per share	$ 2.87	$ 2.86	$ 2.69
Weighted average shares outstanding	2,137,168	1,758,409	1,756,044

The Notes to Consolidated Financial Statements are an integral part of these statements

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2006, 2005, and 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders' Equity
			(000 omitted)			
Balance at December 31, 2003	$ 2,225	$ 6,763	$ 25,765	$ 7,006	($ 1,321)	$ 40,438
Comprehensive income:						
Net income	0	0	4,723	0	0	4,723
Net unrealized gain on available for sale securities (net of tax $ 925)	0	0	0	1,795	0	1,795
Total comprehensive income						6,518
Cash dividends declared on common stock ($ 1.34 per share)	0	0	(2,311)	0	0	(2,311)
Purchase of treasury stock (20,436 shares)	0	0	0	0	(835)	(835)
Sale of treasury stock (8,079 shares)	0	19	0	0	242	261
Balance at December 31, 2004	2,225	6,782	28,177	8,801	(1,914)	44,071
Comprehensive income:						
Net income	0	0	5,032	0	0	5,032
Net unrealized gain on available for sale securities (net of tax $ 389)	0	0	0	756	0	756
Total comprehensive income						5,788
Cash dividends declared on common stock ($ .92 per share)	0	0	(1,591)	0	0	(1,591)
Purchase of treasury stock (5,212 shares)	0	(53)	0	0	(234)	(287)
Sale of treasury stock (11,313 shares)	0	31	0	0	377	408
Balance at December 31, 2005	2,225	6,760	31,618	9,557	(1,771)	43,389
Comprehensive income:						
Net income	0	0	6,132	0	0	6,132
Net unrealized gain on available for sale securities (net of tax $ 605)	0	0	0	1,174	0	1,174
Total comprehensive income						7,306
Cash dividends declared on common stock ($ .74 per share)	0	0	(1,602)	0	0	(1,602)
Merger activity		28,009			(72)	27,937
Stock options granted		108				108
Stock options exercised		(69)				(69)
Purchase of treasury stock (19,889 shares)	0	(30)	0	0	(813)	(843)
Sale of treasury stock (8,619 shares)	0	32	0	0	295	327
Balance at December 31, 2006	$ 2,225	$ 34,810	$ 36,148	$ 10,731	($ 2,361)	$ 81,553

The Notes to Consolidated Financial Statements are an integral part of these statements

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006, 2005, and 2004

	2006	2005	2004
		(000 omitted)	
Cash flows from operating activities:			
Net income	$ 6,132	$ 5,032	$ 4,723
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	915	388	392
Provisions for loan loss	360	270	360
Granting of Stock Options	109	0	0
(Gain) on sale of investment securities	(3,923)	(2,394)	(2,648)
Provision for deferred taxes	(13)	(71)	(83)
(Increase) decrease in:			
Other assets	(292)	(116)	52
Interest receivable	(738)	(199)	58
Cash surrender value of life insurance	(378)	(317)	(411)
Increase (decrease) in:			
Interest payable	(113)	99	61
Other liabilities	151	(12)	(196)
Other net	(112)	0	0
Net cash provided by operating activities	2,098	2,680	2,308
Cash flows from investing activities:			
Net (increase) in loans	(19,949)	118	(15,724)
Purchases of property and equipment	(2,593)	(1,230)	(773)
Net decrease in interest bearing deposits with banks	3,086	(2,887)	479
Maturity/sales of available for sale securities	47,407	10,537	11,617
Purchases of available for sale securities	(16,728)	(25,980)	(4,512)
Sales of fixed assets	6	0	0
Purchase of restricted bank stock	(1,066)	(623)	(1,172)
Cash Acquired in Acquisition	4,594	0	0
Purchase Price of Shares Exchanged for Cash	(2,935)	0	0
Net cash provided (used) by investing activities	$ 11,822	($ 20,065)	($ 10,085)

The Notes to Consolidated Financial Statements are an integral part of these statements

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years Ended December 31, 2006, 2005, and 2004

	2006	2005	2004
		(000 omitted)	
Cash flows from financing activities:			
Net increase in deposits	$ 9,599	$ 30,888	$ 23,325
Borrowings (payments) on short term borrowings	(18,531)	(9,509)	(12,441)
Purchase of treasury stock	(813)	(287)	(835)
Proceeds from sale of treasury stock	226	408	261
Cash dividends paid	(2,017)	(2,416)	(1,417)
Net cash provided by financing activities	(11,536)	19,084	8,893
Net increase (decrease) in cash and cash equivalents	2,384	1,699	1,116
Cash and cash equivalents at beginning of year	11,744	10,045	8,929
Cash and cash equivalents at end of year	$ 14,128	$ 11,744	$ 10,045
Supplemental disclosure of cash flows information:			
Cash paid during the year for:			
Interest	$ 9,243	$ 5,054	$ 3,949
Income taxes	2,783	2,227	1,737
Supplemental schedule of noncash investing and financing activities:			
Unrealized gain (loss) on securities available for sale (net of tax effects)	$ 1,174	$ 756	$ 1,795
Additional paid-in capital issued in merger	28,009	0	0

The Notes to Consolidated Financial Statements are an integral part of these statements

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Tower Bancorp, Inc. (the "Corporation") is a bank holding company whose primary activity consists of owning and supervising its subsidiary, The First National Bank of Greencastle, which is engaged in providing banking and bank related services in South Central Pennsylvania, principally Franklin and Fulton Counties, and Washington County, Maryland. Its sixteen (16) offices are located in Greencastle, Quincy, Shady Grove, Laurich, Waynesboro, Chambersburg (2), Rouzerville, McConnellsburg (2) Needmore, Fort Loudon and Mercersburg, Pennsylvania; Hancock and Hagerstown (2), Maryland.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, The First National Bank of Greencastle (the "Bank"). All significant intercompany transactions and accounts have been eliminated.

FNB Mortgage Brokers, Inc. is a wholly-owned subsidiary of the Bank, and was acquired in the merger with FNB Financial Corporation in 2006. The Corporation is currently winding up operations and plans to liquidate FNB Mortgage Brokers, Inc. during 2007.

First Fulton County Community Development Corporation (FFCCDC) is a wholly-owned subsidiary of the Bank, and was acquired in the merger with FNB Financial Corporation in 2006. The purpose of FFCCDC is to serve the needs of low to moderate income individuals and small business in Fulton County under the Community Development and Regulatory Improvement Act of 1995. FFCCDC has been inactive since it was acquired.

During 2006, the Corporation completed the merger of FNB Financial Corporation, and these operations are included subsequent to the purchase. See Note 22 for further discussion.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowances for losses on loans and foreclosed real estate. Such agencies may require the Corporation to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

Note 1. Summary of Significant Accounting Policies (Continued)

Investment Securities

The Corporation's investments in securities are classified in three categories and accounted for as follows:

⇨ ***Trading Securities.*** Securities held principally for resale in the near term are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in other income.

⇨ ***Securities to be Held to Maturity.*** Bonds and notes for which the Corporation has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

⇨ ***Securities Available for Sale.*** Securities available for sale consist of securities not classified as trading securities nor as securities to be held to maturity. These are securities that management intends to use as a part of its asset and liability management strategy and may be sold in response to changes in interest rates, resultant prepayment risk and other related factors.

Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in other comprehensive income.

Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

Fair values for investment securities are based on quoted market prices.

The Corporation had no trading or held to maturity securities in 2006 or 2005.

Restricted Bank Stock

The Corporation is required to maintain minimum investment balances in The Federal Reserve Bank, Federal Home Loan Bank and Atlantic Central Banker's Bank. These investments are carried at cost because they are not actively traded and have no readily determinable market value.

Premises, Equipment, Furniture and Fixtures and Depreciation

Premises, equipment, and furniture and fixtures are carried at cost less accumulated depreciation. Depreciation has been provided generally on the straight-line method and is computed over the estimated useful lives of the various assets as follows:

	Years
Premises	15-40
Equipment, furniture and fixtures	3-15

Repairs and maintenance are charged to operations as incurred. Land is not depreciated.

Foreclosed Property

Includes foreclosed properties for which the institution has taken physical possession in connection with loan foreclosure proceedings.

Note 1. Summary of Significant Accounting Policies (Continued)

At the time of foreclosure, the real estate is recorded at the lower of the Corporation's cost (loan balance) or the asset's fair value, less estimated costs to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. Costs incurred in maintaining foreclosed real estate and subsequent write-downs to reflect declines in the fair value of the property are included in operations.

Retirement Plan

The Corporation had a money purchase pension plan which covered all full-time employees who had attained the age of twenty (20) and had completed a minimum of one year of continuous service with the Corporation. The Corporation's policy was to fund pension costs accrued. This plan was terminated at December 31, 2004.

Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, reduced by unearned discount, deferred loan origination fees, and an allowance for loan losses. Unearned discount on installment loans is recognized as income over the terms of the loans by the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay.

Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Corporation is amortizing these amounts over the contractual life of the related loans.

Nonaccrual/Impaired Loans

The accrual of interest income on loans ceases when principal or interest is past due 90 days or more and collateral is inadequate to cover principal and interest or immediately if, in the opinion of management, full collection is unlikely. Interest accrued but not collected as of the date of placement on nonaccrual status is reversed and charged against current income unless fully collateralized. Subsequent payments received are either applied to the outstanding principal balance or recorded as interest income, depending on management's assessment of the ultimate collectibility of principal. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest income on such loans is recognized only to the extent of interest payments received.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis by comparing the contractual principal and interest payments to the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Consumer loans, comprised of smaller balance homogeneous loans, are collectively evaluated for impairment. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest income on such loans is recognized only to the extent of interest payments received.

Note 1. Summary of Significant Accounting Policies (Continued)

Earnings per Share of Common Stock

Earnings per share of common stock were computed based on weighted average shares outstanding. For diluted earnings per share, net income is divided by the weighted average number of shares outstanding plus the incremental number of shares added as a result of converting common stock equivalents. The corporation's common stock equivalents consist of outstanding stock options. See Note 11 for further details.

A reconciliation of the weighted average shares outstanding used to calculate basic net income per share and diluted net income per share follows. There is no adjustment to net income to arrive at diluted net income per share.

	2006	2005	2004
Weighted average shares outstanding (basic)	2,103,487	1,727,055	1,727,856
Impact of common stock equivalents	33,681	31,354	28,188
Weighted average shares outstanding (diluted)	2,137,168	1,758,409	1,756,044

Goodwill

Goodwill represents the excess of the purchase price over the underlying fair value of merged entities. Goodwill is accounted for under Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", and is assessed for impairment at least annually and as triggering events occur. In making this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and market place data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment. Changes in economic and operating conditions could result in a goodwill impairment in future periods. Disruptions to the business such as end market conditions and protracted economic weakness, unexpected significant declines in operating results, and market capitalization declines may result in a goodwill impairment. These types of events and the resulting analysis could result in additional charges for goodwill and other asset impairments in the future. See Note 19 for further details.

Intangible Assets

Intangible assets represent premiums from purchases of core deposit relationships acquired in the merger with FNB Financial Corporation. Identifiable intangible assets are being amortized over ten years on a sum-of-the-years-digits basis. See Note 19 for further details.

Federal Income Taxes

For financial reporting purposes, the provision for loan losses charged to operating expense is based on management's judgment, whereas for federal income tax purposes, the amount allowable under present tax law is deducted. Additionally, deferred compensation is charged to operating expense in the period the liability is incurred for financial reporting purposes, whereas, for federal income tax purposes, these expenses are deducted when paid. There are also differences between the amount of depreciation, intangible amortization, and deferred compensation expensed for tax and financial reporting purposes, and an income tax effect caused by the adjustment to fair value for available for sale securities. As a result of these timing differences, deferred income taxes are provided in the financial statements. See Note 14 for further details.

Note 1. Summary of Significant Accounting Policies (Continued)

Cash Flows

For purposes of the Statements of Cash Flows, the company has defined cash and cash equivalents as highly liquid debt instruments with maturities of three months or less. They are included in the balance sheet caption "cash and due from banks". As permitted by generally accepted accounting principles, the company has elected to present the net increase or decrease in deposits in banks, loans and deposits in the Statements of Cash Flows.

Fair Values of Financial Instruments

Generally accepted accounting principles (GAAP) require disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. GAAP exclude certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the corporation. See Note 20 for further details.

The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

<u>Cash and Cash Equivalents</u>. The carrying amounts of cash and short-term instruments approximate their fair value.

<u>Interest Bearing Deposits with Banks</u>. Interest bearing balances with banks having a maturity greater than one year have estimated fair values using discounted cash flows based on current market interest rates.

<u>Securities to be Held to Maturity and Securities Available for Sale</u>. Fair values for investment securities are based on quoted market prices.

<u>Loans Receivable</u>. For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

<u>Deposit Liabilities</u>. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposits and IRA's are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected maturities on time deposits.

<u>Federal Funds Purchased and Other Borrowed Funds</u>. The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Note 1. Summary of Significant Accounting Policies (Continued)

Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Instruments. The Corporation generally does not charge commitment fees. Fees for standby letters of credit and their off-balance-sheet instruments are not significant.

Advertising

The Corporation expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2006, 2005, and 2004, was $ 332,246, $ 241,697, and $ 240,029, respectively.

Comprehensive Income

The Corporation follows generally accepted accounting principles when reporting comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from nonowner sources. It includes all changes in equity except those resulting from investments by stockholders and distributions to stockholders. Comprehensive income includes net income and certain elements of "other comprehensive income" such as foreign currency transactions; accounting for futures contracts; employers accounting for pensions; and accounting for certain investments in debt and equity securities.

The Corporation has elected to report its comprehensive income in the statement of changes in stockholders' equity. The only element of "other comprehensive income" that the Corporation has is the unrealized gains or losses on available for sale securities.

The components of the change in net unrealized gains (losses) on securities are as follows:

	2006	2005	2004
		(000 Omitted)	
Gross unrealized holding gains (losses) arising during the year	$ 5,702	$ 3,539	$ 5,368
Reclassification adjustment for (gains) realized in net income	(3,923)	(2,394)	(2,648)
Net unrealized holding gains (losses) before taxes	1,779	1,145	2,720
Tax effect	(605)	(389)	(925)
Net change	$ 1,174	$ 756	$ 1,795

Stock Option Plans

The Corporation maintains two stock-based compensation plans. These plans provide for the granting of stock options to the Corporation's employees and directors. The Corporation has historically accounted for the plans using the intrinsic-value method under the recognition and measurement principles of APB Opinion No. 25 and related Interpretations. In December 2004, the FASB issued a final FAS Statement No. 123R, "Share-Based Payment", which requires financial statement recognition of compensation cost for stock options and other stock-based awards based on use of a fair value determination on the date of grant and expensing over the applicable vesting period.

As a result of adopting Statement 123R on January 1, 2006, the Corporation's income before taxes and net income for the year ended December 31, 2006, are $ 32,000 and $ 11,000 less, respectively, than if it had continued to account for shared-based compensation under APB Opinion 25. Basic and diluted earnings per share for the year ended December 31, 2006 are $ 0.03 and $ 0.03 less, respectively, than if the Corporation had continued to account for share-based compensation under APB Opinion 25. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model.

Note 1. Summary of Significant Accounting Policies (Continued)

The Corporation applied APB Opinion 25 and related Interpretations in accounting for its stock option plans for 2005 and 2004. Accordingly, only compensation cost for the intrinsic value of options has been recognized. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed by FASB Statement No. 123, the Corporation's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

		2005	2004
Net income (000 omitted)	As reported	$ 5,032	$ 4,723
	Pro forma	5,010	4,701
Earnings per share	As reported	2.91	2.73
	Pro forma	2.90	2.72
Earnings per share assuming dilution	As reported	2.86	2.69
	Pro forma	2.85	2.68

See Note 11 for further details concerning the Corporation's Stock Option Plans.

Reclassifications

Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to reporting for 2006.

Note 2. Investment Securities

The investment securities portfolio is comprised of securities classified as available for sale at December 31, 2006 and 2005, resulting in investment securities available for sale being carried at fair value.

The amortized cost and fair value of investment securities available for sale at December 31 were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(000 omitted)			
	2006			
Obligations of other U.S. government agencies	$ 0	$ 0	$ 0	$ 0
Mortgage-backed securities	12,744	168	22	12,890
Corporate bonds	1,943	14	7	1,950
Equities	27,684	15,655	186	43,153
Obligations of state and political subdivisions	29,000	762	124	29,638
	$ 71,371	$ 16,599	$ 339	$ 87,631
	2005			
Obligations of other U.S. government agencies	$ 16,967	$ 0	$ 87	$ 16,880
Mortgage-backed securities	1,919	4	39	1,884
Corporate bonds	2,944	23	55	2,912
Equities	22,977	14,124	367	36,734
Obligations of state and political subdivisions	23,870	955	78	24,747
	$ 68,677	$ 15,106	$ 626	$ 83,157

Note 2. Investment Securities (Continued)

The fair values of investment securities available for sale at December 31, 2006, by contractual maturity, are shown below. Contractual maturities will differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale	
	Amortized Cost	Fair Value
	(000 omitted)	
Due in one year or less	$ 657	$ 657
Due after one year through five years	7,153	7,114
Due after five years through ten years	7,981	8,133
Due after ten years	15,152	15,684
	30,943	31,588
Mortgage-backed securities	12,744	12,890
Equity securities	27,684	43,153
	$ 71,371	$ 87,631

Proceeds from sales and maturities of investment securities available for sale during 2006, 2005, and 2004, were $ 47,407,000, $ 10,537,000, and $ 11,617,000, respectively. Gross realized gains and losses on those sales and maturities were $ 4,025,315 and $ 102,297 for 2006, $ 2,426,000 and $ 32,000 for 2005, and $ 2,648,000 and $ 0 for 2004, respectively.

Securities carried at $ 16,293,655 and $ 15,556,252 at December 31, 2006 and 2005, respectively, were pledged to secure public funds and for other purposes as required or permitted by law.

Restricted bank stock includes:

	2006	2005
	(000 omitted)	
Federal Reserve Bank stock	$ 133	$ 81
Federal Home Loan Bank stock	2,910	2,046
Atlantic Central Bankers Bank	80	50
	$ 3,123	$ 2,177

The following table shows the Corporation's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005:

	2006 (000 omitted)					
	Less than 12 Months		12 Months or Greater		Total	
Description	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
Obligations of other U. S. government agencies	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Mortgage-backed securities	9	0	1,129	22	1,138	22
Corporate bonds	0	0	967	7	967	7
Equities	2,561	70	470	116	3,031	186
Obligations of state and political subdivisions	5,005	46	5,001	78	10,006	124
Total	$ 7,575	$ 116	$ 7,567	$ 223	$ 15,142	$ 339

Note 2. Investment Securities (Continued)

	2005 (000 omitted)					
	Less than 12 Months		12 Months or Greater		Total	
Description	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
Obligations of other U. S. government agencies	$ 14,929	$ 38	$ 1,951	$ 49	$ 16,880	$ 87
Mortgage-backed securities	0	0	1,368	39	1,368	39
Corporate bonds	971	35	1,427	20	2,398	55
Equities	3,723	245	307	122	4,030	367
Obligations of state and political subdivisions	5,045	77	179	1	5,224	78
Total	$ 24,668	$ 395	$ 5,232	$ 231	$ 29,900	$ 626

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, but management's intent is to hold all investments until maturity unless market, economic or specific investment concerns warrant a sale of securities. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2006, three (3) mortgage-backed securities, two (2) corporate bonds, eighteen (18) equities, and twenty-eight (28) obligations of state and political subdivisions had unrealized losses. Management has determined that no declines are deemed to be other than temporary.

Note 3. Allowance for Loan Losses

Activity in the allowance for loan losses is summarized as follows:

	2006	2005 (000 omitted)	2004
Balance at beginning of period	$ 2,129	$ 1,902	$ 1,864
Recoveries	45	54	60
Provision for possible loan losses charged to income	360	270	360
Additions for acquired credit risk	1,163	0	0
Total	3,697	2,226	2,284
Losses	87	97	382
Balance at end of period	$ 3,610	$ 2,129	$ 1,902

Note 4. Premises, Equipment, Furniture and Fixtures

	Cost	Accumulated Depreciation (000 omitted)	Depreciated Cost
		2006	
Premises (including land $ 1,626)	$ 11,910	$ 4,216	$ 7,694
Equipment, furniture and fixtures	7,260	5,279	1,981
Totals, December 31, 2006	$ 19,170	$ 9,495	$ 9,675
		2005	
Premises (including land $ 798)	$ 5,897	$ 2,411	$ 3,486
Equipment, furniture and fixtures	3,718	2,984	734
Totals, December 31, 2005	$ 9,615	$ 5,395	$ 4,220

Depreciation expense amounted to $ 667,151 in 2006, $ 387,625 in 2005, and $ 392,404 in 2004.

Note 5. Real Estate Owned Other Than Premises

Included in real estate owned other than premises are certain properties which are located adjacent to the main office, as well as in Chambersburg, Mercersburg, and Waynesboro. The Corporation intends to hold these properties for future expansion purposes in order to protect its competitive position, and are renting certain of these properties until such time as the Corporation decides they are needed. The depreciated cost of these properties was $ 1,904,000 and $ 1,635,000 at December 31, 2006 and 2005, respectively.

Note 6. Loans

Related Party Loans

The Corporation's subsidiary has granted loans to the officers and directors of the Corporation and its subsidiary and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans and the related activity for 2006 and 2005 was as follows:

	2006	2005
Beginning balance	$ 2,057,378	$ 2,112,724
Balance acquired in merger	3,546,704	0
New loans	2,588,000	755,013
Repayments	(3,665,044)	(810,359)
Ending balance	$ 4,527,038	$ 2,057,378

Outstanding loans to bank employees totaled $ 2,809,261 and $ 2,014,714 at December 31, 2006 and 2005, respectively.

Loan Maturities

The following table shows the maturities and sensitivities of loans to changes in interest rates based upon contractual maturities and terms as of December 31, 2006.

	Due within one year	Due over 1 but within 5 years	Due over 5 years (000 omitted)	Nonaccruing loans	Total
Loans at predetermined interest rates	$ 28,031	$ 42,291	$ 47,562	$ 49	$ 117,933
Loans at floating or adjustable interest rates	35,886	37,164	198,796	639	272,485
Total (1)	$ 63,917	$ 79,455	$ 246,358	$ 688	$ 390,418

(1) These amounts have not been reduced by the allowance for possible loan losses.

Loans Serviced for Others

During 2005, the Corporation began participation in the Federal Home Loan Bank of Pittsburgh's (FHLB) Mortgage Partnership Finance Program. Under this program, certain loans are sold to FHLB, but the Corporation retains the servicing rights to these loans. The outstanding balance of loans sold to FHLB was $ 20,546,300 and $ 9,598,871 at December 31, 2006 and 2005, respectively.

Note 7. Financial Instruments With Off-Balance-Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

	Contract or Notional Amount	
	2006	**2005**
	(000 omitted)	
Financial instruments whose contract amounts represent credit risk at December 31:		
Commitments to extend credit	$ 48,690	$ 34,768
Standby letters of credit and financial guarantees written	3,065	1,383
	$ 51,755	$ 36,151

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, real estate, equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Corporation holds collateral supporting those commitments when deemed necessary by management.

Note 8. Nonaccrual/Impaired Loans

Loans 90 days or more past due (still accruing interest) were as follows at December 31:

	(000 omitted)		
	2006	**2005**	**2004**
Commercial loans	$ 0	$ 0	$ 0
Real estate mortgages	336	36	0
Consumer loans	57	23	13
Total	$ 393	$ 59	$ 13

Note 8. Nonaccrual/Impaired Loans (Continued)

The following table shows the principal balances of nonaccrual loans as of December 31:

	(000 omitted)		
	2006	2005	2004
Nonaccrual loans	$ 688	$ 44	$ 9
Interest income that would have been accrued at original contract rates	$ 51	$ 3	$ 0
Amount recognized as interest income	29	2	0
Foregone revenue	$ 22	$ 1	$ 0

The following table reflects impairment of loans recognized in conformity with generally accepted accounting principles.

	2006 (000 Omitted)
Recorded investment at December 31	$ 932
Average recorded investment during the year	917
Allowance for loan losses related to impaired loans at December 31	420
Interest income recognized for cash payments received during the year	42

The Corporation had no impairment of loans at December 31, 2005 and 2004.

Note 9. Retirement Plan

The Corporation maintained a money purchase retirement plan for those employees who met the eligibility requirements set forth in the plan. Substantially all of the Corporation's employees were covered by the plan. The Corporation's funding policy was to contribute annually an amount, as determined under plan provisions, necessary to meet the minimum funding standards established by the plan. Contributions charged to operations were $ 102,000 for 2004. This plan was terminated at December 31, 2004.

Note 10. Employee Benefit Plans

The Corporation maintains a profit-sharing plan for those employees who meet the eligibility requirements set forth in the plan. Contributions to the plan are based on Corporation performance and are at the discretion of the Corporation's Board of Directors. Substantially all of the Corporation's employees are covered by the plan and the contribution charged to operations was $ 240,000, $ 229,900, and $ 120,000, for 2006, 2005, and 2004, respectively.

As a result of the merger with FNB Financial Corporation in 2006, the Corporation acquired a 401-K plan which covers all employees of the former FNB Financial Corporation who have attained the age of 20 and who have completed six months of full-time service. The plan provides for the Corporation to match employee contributions to a maximum of 5% of annual compensation. The Corporation also has the option to make additional discretionary contributions to the plan based upon the Corporation's performance and subject to approval by the Board of Directors. The Corporation's total expense for this plan was $ 83,528 for the year ended December 31, 2006. Pending IRS approval, this plan will be terminated as of December 31, 2006. All employees covered under this plan will be moved to the Corporation's profit sharing plan effective January 1, 2007.

Note 10. Employee Benefit Plans (Continued)

The Corporation maintains a deferred compensation plan for certain key executives and directors, which provides supplemental retirement and life insurance benefits. The plan is partially funded by life insurance on the participants, which lists the bank as beneficiary. The estimated present value of future benefits to be paid, which are included in other liabilities, amounted to $ 718,390 and $ 744,098 at December 31, 2006 and 2005, respectively. Annual expense of $ 76,008, $ 79,121, and $ 80,405 was charged to operations for 2006, 2005, and 2004, respectively.

During 1999 a director who was a participant of the plan deceased. The present value of this participant's benefits, which will be paid out over ten years, was $ 63,052, $ 90,923, and $ 116,611, as of December 31, 2006, 2005, and 2004, respectively.

As a result of the merger in 2006 with FNB Financial Corporation, the Corporation acquired three supplemental retirement benefit plans for directors and executive officers. These plans are funded with single premium life insurance on the plan participants. The cash value of the life insurance policies is an unrestricted asset of the Corporation. The estimated present value of future benefits to be paid totaled $ 486,417 at December 31, 2006, which is included in other liabilities. Total annual expense for these plans amounted to $ 123,149 for 2006.

The Corporation has a supplemental group term retirement plan which covers certain officers of the Corporation. This plan is funded with single premium life insurance on the plan participants. The cash surrender value of the policies is an unrestricted asset of the Corporation. The estimated present value of the future benefits to be paid totaled $ 142,775 and $ 110,738 at December 31, 2006 and 2005, respectively. Total annual expense for this plan was $ 66,225, $ 60,529, and $ 60,996, for 2006, 2005, and 2004, respectively.

The Corporation maintains an employee stock ownership plan (ESOP) that generally covers all employees who have completed one year of service and attained the age of twenty. Contributions to the plan are determined annually by the Board of Directors as a percentage of the participants' total compensation. Compensation for the plan is defined as compensation paid including salary reduction and Sections 125 and 401(k) but excluding nontaxable fringe benefits and any compensation over $ 200,000. The payments of benefits to participants are made at death, disability, termination or retirement. Contributions to the plan for all employees charged to operations amounted to $ 144,000, $ 137,224, and $ 120,000, for 2006, 2005, and 2004, respectively. All shares held in the plan are considered issued and outstanding for earnings per share calculations and all dividends earned on ESOP shares are charged against retained earnings, the same as other outstanding shares. Total shares of the plan were 94,907 and 91,988 at December 31, 2006 and 2005, respectively.

Note 11. Stock Option Plans

In 1996 the Corporation implemented two nonqualified stock option plans, which are described below. The compensation cost that has been charged against income for those plans was $ 108,615, $ 71,004, and $ 67,965, for 2006, 2005, and 2004, respectively.

The first plan is for select key employees. This plan granted options for up to 1,488 shares at a purchase price of $ 1.00 per share. These options can be exercised only by the key employees during his/her lifetime.

The second plan is for outside directors. This plan granted options of 4,062, 4,086, and 4,644, shares for each director at $ 47.75, $ 43.75, and $ 38.75, per share for the years ended December 31, 2006, 2005, and 2004, respectively, which was based on the market value of the stock at the grant date. Options are vested one year following the grant date and expire upon the earlier of 120 months following the date of the grant or one year following the date on which a director ceases to serve in such a capacity for the corporation. At December 31, 2006 the range of exercise prices was from $ 11.91 to $ 47.75 per share. At December 31, 2006, there were 96,674 shares that can still be granted under these plans.

Note 11. Stock Option Plans (Continued)

A summary of the status of the Corporation's two fixed stock option plans as of December 31, is as follows:

	2006		2005		2004	
Fixed Options	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	30,006	$ 29	27,960	$ 25	23,316	$ 22
Granted	5,550	35	5,584	32	6,347	29
Exercised	2,882	7	3,538	7	1,703	1
Forfeited/expired	0	0	0	0	0	0
Outstanding at end of year	32,674	$ 32	30,006	$ 29	27,960	$ 25
Options exercisable at year end	28,612		25,920		23,316	
Weighted average fair value of options per share granted during the year	$ 19.57		$ 8.31		$ 7.11	

Outstanding options at December 31, 2006 consist of the following:

	Shares Outstanding	Shares Exercisable (Vested)	Remaining Contractual Life	Exercise Price
	2,142	2,142	1 year	16.19
	2,856	2,856	2 years	22.25
	2,720	2,720	3 years	32.13
	2,600	2,600	4 years	24.37
	3,436	3,436	5 years	20.13
	2,880	2,880	6 years	24.25
	3,248	3,248	7 years	30.00
	4,644	4,644	8 years	38.75
	4,086	4,086	9 years	43.75
	4,062	0	10 years	47.75
Total/Average	32,674	28,612	6 years	$ 31.77

The total intrinsic value of options exercised under both plans in 2006 was $ 110,626. The aggregate intrinsic value of outstanding stock options was $ 424,056 at December 31, 2006.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

	2006	2005	2004
Dividend yield	3.01%	2.0%	3.0%
Expected life – Director	8	8	8
Expected life – Officer	0.25	8	8
Expected volatility	19.79%	12.64%	15.02%
Risk-free interest rate – Director	4.43%	4.05%	4.55%
Risk-free interest rate – Officer	4.30%	4.05%	4.55%

Note 12. Deposits

Included in savings deposits at December 31 are NOW and Money Market Account balances totaling $ 141,168,000 and $ 112,937,000 for 2006 and 2005, respectively.

Time deposits of $ 100,000 and over aggregated $ 34,338,000 and $ 15,090,000 at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005 the scheduled maturities of time deposits of $ 100,000 and over are as follows:

	2006	2005
	(000 omitted)	
Maturity		
Three months or less	$ 7,549	$ 3,876
Over three months through twelve months	14,883	6,785
Over twelve months	11,906	4,429
	$ 34,338	$ 15,090

At December 31, 2006 scheduled maturities of all time deposits are as follows:

	(000 omitted)
2007	$ 112,324
2008	31,434
2009	14,038
2010	11,009
2011	5,298
Thereafter	37
	$ 174,140

The aggregate amount of demand deposits reclassified as loan balances were $ 189,674 and $ 86,688 at December 31, 2006 and 2005, respectively.

The Corporation accepts deposits of the officers, directors, and employees on the same terms including interest rates, as those prevailing at the time for comparable transactions with unrelated persons. The aggregate dollar amount of deposits of officers, directors and employees totaled $ 3,910,260 and $ 2,902,971 at December 31, 2006 and 2005, respectively.

Derivative Instruments

As a result of the merger with FNB Financial Corporation, the Corporation has included in time deposits Index Powered Certificates of Deposit ("IPCD's") totaling $ 231,563 at December 31, 2006. The IPCD product is offered through a program with the Federal Home Loan Bank (FHLB). The ultimate pay off at maturity, which is five years after issuance, is the initial deposited principal plus the appreciation in the S&P 500 Index ("S&P Call Option"). The S&P Call Option is considered an embedded derivative designated as a non-hedging item. The change in fair value of the S&P Call Option resulted in a gain of $ 71,873 for 2006, which is included in other income.

In order to hedge its risk associated with the IPCD Product, the Corporation has entered into a derivative contract with the FHLB whereby the Corporation pays FHLB a fixed rate interest charge (ranging from 4.20% to 4.97%) in return for a guarantee that the FHLB will pay the Corporation the cash equivalent of the growth in the S&P 500 Index due at the IPCD maturity date. The change in fair value of the FHLB Derivative Contract resulted in a loss of $ 49,789 for 2006, which is included in other income.

Note 13. Liabilities for Other Borrowed Funds

The total amount available under lines of credit at other area banks at December 31, 2006 and 2005 was $ 13,000,000 and $ 11,600,000, respectively. Of this amount, $ 9,545,000 and $ 5,180,000 were outstanding at December 31, 2006 and 2005, respectively. Interest on these lines ranged from 7.25% to 8.75% for 2006 and 2005.

In addition, $ 329,986 and $ 335,708 of the balance of liabilities for other borrowed funds at December 31, 2006 and 2005, respectively, represents the balance of the Treasury Tax and Loan Investment Program. The Corporation elected to enter into this program in accordance with federal regulations. This program permits the Corporation to borrow these Treasury Tax and Loan funds by executing an open-ended interest bearing note to the Federal Reserve Bank. Interest is payable monthly and is computed at 1/4% below the Federal Funds interest rate. The note is secured by U.S. Government obligations with a par value of $ 1,000,000 and $ 502,048 at December 31, 2006 and 2005, respectively.

The Corporation also had the following borrowings from the Federal Home Loan Bank:

	2006		2005		
Loan Type	Interest Rate	Balance	Interest Rate	Balance	Maturity
Fixed rate	4.45%	$ 1,500,000	N/A	$ 0	08/05/25
Fixed rate	6.64	120,767	N/A	0	07/17/17
Convertible	6.23	2,250,000	N/A	0	08/30/10
Convertible	5.83	2,000,000	N/A	0	08/10/10
Convertible	5.975	500,000	N/A	0	07/21/10
Convertible	5.25	5,000,000	5.25	5,000,000	04/06/11
Convertible	5.01	5,000,000	5.01	5,000,000	11/24/08
Convertible	6.54	500,000	4.63	5,000,000	07/12/10
Convertible	5.395	5,000,000	5.395	5,000,000	09/15/08
Convertible	3.99	5,000,000	3.99	5,000,000	11/27/12
Convertible	4.13	5,000,000	4.13	5,000,000	05/07/18
		31,870,767		30,000,000	
Purchase accounting fair value adjustment		(103,324)		0	
		$ 31,767,443		$ 30,000,000	

Total maximum borrowing capacity from Federal Home Loan Bank at December 31, 2006 was $ 263,034,000. Collateral for borrowings consists of certain securities and the Corporation's 1-4 family mortgage loans totaling approximately $ 264 million at December 31, 2006.

Note 14. Income Taxes

The components of income tax expense are summarized as follows:

	2006	2005 (000 omitted)	2004
Current year provision:			
Federal	$ 2,405	$ 1,893	$ 1,512
State	326	205	260
Deferred income taxes (benefit)	(13)	(71)	(83)
	$ 2,718	$ 2,027	$ 1,689

Note 14. Income Taxes (Continued)

Federal income taxes were computed after reducing pretax accounting income for non-taxable income in the amount of $ 1,466,777, $ 1,555,212, and $ 1,703,078, for 2006, 2005, and 2004, respectively.

A reconciliation of the effective applicable income tax rate to the federal statutory rate is as follows:

	2006	2005	2004
Federal income tax rate	34.0%	34.0%	34.0%
Increase resulting from:			
State taxes, net of federal tax benefit	3.6	2.8	3.9
Reduction resulting from:			
Nontaxable interest income	6.9	8.1	11.6
Effective income tax rate	30.7%	28.7%	26.3%

Deferred tax assets have been provided for deductible temporary differences related to the allowance for loan loss, deferred compensation, and interest on nonaccrual loans. Deferred tax liabilities have been provided for taxable temporary differences related to depreciation and unrealized gains on securities available for sale. The net deferred taxes included in the accompanying balance sheets at December 31 are as follows:

	2006	2005	2004
Deferred Tax Assets			
Bad debts	$ 1,077	$ 573	$ 496
Deferred compensation	410	253	261
Stock options	13	0	0
Amortization of intangibles	54	0	0
	1,554	826	757
Deferred Tax Liabilities			
Depreciation	(187)	(61)	(63)
Unrealized gain on investment securities	(5,895)	(5,290)	(4,808)
Merger-related activity	(68)	0	0
Purchase accounting fair value adjustments	(703)	0	0
	(6,853)	(5,351)	(4,871)
Net deferred tax (liability)	($ 5,299)	($ 4,525)	($ 4,114)

The company has not recorded a valuation allowance for the deferred tax assets as management feels that it is more likely than not that they will be ultimately realized.

Note 15. Tower Bancorp Inc. (Parent Company Only) Financial Information

The following are the condensed balance sheets, statements of income, and statements of cash flows for the parent company:

Balance Sheets
December 31

Assets	2006	2005
	(000 omitted)	
Cash	$ 0	$ 21
Securities available for sale	43,153	36,734
Investment in subsidiaries	58,874	25,020
Other assets	41	147
Total assets	$ 102,068	$ 61,922
Liabilities		
Other liabilities	$ 7,270	$ 6,153
Notes payable – subsidiary	3,700	2,200
Notes payable – other	9,545	5,180
Total liabilities	20,515	13,533
Stockholders' Equity		
Common stock, no par value; authorized 5,000,000 shares, issued 2,420,481 shares	2,225	2,225
Additional paid-in capital	34,810	6,760
Retained earnings	36,148	31,618
Accumulated other comprehensive income	10,731	9,557
	83,914	50,160
Less: Cost of Treasury stock, 63,278 shares – 2006; 52,008 shares – 2005	(2,361)	(1,771)
Total stockholders' equity	81,553	48,389
Total liabilities and stockholders' equity	$ 102,068	$ 61,922

Statements of Income
Years Ended December 31

	2006	2005	2004
		(000 omitted)	
Income			
Dividends	$ 594	$ 541	$ 520
Net gain on sale of securities	3,995	2,426	2,648
Cash dividends from wholly-owned subsidiary	2,016	2,976	2,711
	6,605	5,943	5,879
Expenses			
Interest	795	408	272
Taxes	1,154	689	896
Postage and printing	70	37	38
Management fees	120	108	108
Professional fees	510	368	249
Other expenses	28	21	2
	2,677	1,631	1,565
Income before equity in undistributed income	3,928	4,312	4,314
Equity in undistributed income of subsidiary	2,204	720	409
Net Income	$ 6,132	$ 5,032	$ 4,723

Note 15. Tower Bancorp Inc. (Parent Company Only) Financial Information (Continued)

Statements of Cash Flows
Years Ended December 31

	2006	2005	2004
		(000 omitted)	
Cash flows operating activities:			
Net income	$ 6,132	$ 5,032	$ 4,723
Adjustments to reconcile net income to cash provided by operating activities:			
Net gain on sale of investment securities	(3,995)	(2,426)	(2,648)
Granting stock options	109	0	0
Equity in undistributed income of subsidiaries	(2,203)	(720)	(409)
Increase in other assets	(48)	(147)	0
Increase (decrease) in other liabilities	670	(286)	(587)
Net cash provided by operating activities	664	1,453	1,079
Cash flows from investing activities:			
Purchase of investment securities	(11,903)	(5,875)	(4,512)
Cash paid in merger	(2,370)	0	0
Sales of investment securities	11,377	6,095	4,819
Net cash provided (used) by investing activities	(2,896)	220	307
Cash flows from financing activities:			
Purchase of treasury stock	(813)	(287)	(835)
Proceeds from sale of treasury stock	226	355	261
Dividends paid	(2,017)	(2,416)	(1,417)
Net proceeds from short-term borrowings	4,815	630	615
Net cash provided (used) by financing activities	2,211	(1,665)	(1,376)
Net increase (decrease) in cash	(21)	8	10
Cash, beginning	21	13	3
Cash, ending	$ 0	$ 21	$ 13

Note 16. Compensating Balance Arrangements

Included in cash and due from banks are required deposit balances at the Federal Reserve of $ 615,000 at December 31, 2006 and 2005 and required deposit balances at Equifax of $ 51,804 and $ 45,029 at December 31, 2006 and 2005, respectively. These are maintained to cover processing costs and service charges.

Note 17. Concentration of Credit Risk

The Corporation grants agribusiness, commercial and residential loans to customers throughout the Cumberland Valley area, Fulton County, Pennsylvania and Hancock, Maryland. The Corporation maintains a diversified loan portfolio and evaluates each customer's credit-worthiness on a case-by-case basis. At December 31, 2006 and 2005, respectively, 61% and 65% of the Corporation's loan portfolio is concentrated in mortgages secured by 1-4 family properties, and 14% and 17% is concentrated in commercial and industrial loans. The amount of collateral obtained, if deemed necessary by the Corporation upon the extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but generally includes equipment and real estate.

The Corporation maintains deposit balances at several correspondent banks, which provide check collection and item processing services to the bank. The balances with these correspondent banks, at times, exceed federally insured limits, which management considers to be a normal business risk.

Note 18. Commitments and Contingencies

The Corporation leases its facilities in Mercersburg under a noncancellable operating lease that expires in 2007 with the right to extend the lease until June 30, 2008. Total annual rent expense charged to operations was $ 22,200 for 2006, 2005, and 2004.

The Corporation leases its facilities in Chambersburg under a noncancellable lease that expires in September 2007, with a year-to-year option thereafter. Total rent expense charged to operations was $ 9,600 for 2006, 2005, and 2004.

During 2005, the Corporation entered into a lease for its facilities in Hagerstown at Eastern Boulevard under a noncancellable operating lease that expires in 2020. Beginning June 1, 2006, the lease will be subjected to a CPI increase not to exceed 5% per year. Total annual rent expense charged to operations was $ 96,000 and $ 56,000 for 2006 and 2005.

The Corporation leases a site for an Automatic Teller Machine under a noncancellable operating lease that expires in 2008 with the right to negotiate an extended lease of two additional five year terms. Total rent expense charged to operations was $ 10,800 for 2006, 2005, and 2004, respectively. The lease rental for the second five years of the initial term is subject to negotiation.

The Corporation leases a site for an Automatic Teller Machine under a noncancellable operating lease that expires August 2007. The rent expense charged to operations was $ 3,000 in 2006.

Following is a schedule, by years, of future minimum rentals under the lease agreements as of December 31, 2006 based on current lease terms:

Year Ending	
2007	$ 150,400
2008	99,600
2009	96,000
2010	96,000
2011	96,000
Thereafter	808,000
	$ 1,346,000

Note 19. Intangible Assets

The Corporation merged with FNB Financial Corporation on June 1, 2006. This transaction resulted in intangible assets and goodwill as follows:

	As of December 31, 2006	
	Gross Carrying Amount	Accumulated Amortization
	(000 omitted)	
Amortized intangible assets		
Core deposit relationships	$ 2,343	$ 248

Amortization expense amounted to $ 248,507 for 2006 and is included in other operating expenses. The estimated amortization expense for the next five years is as follows:

	(000 omitted)
2007	$ 401
2008	359
2009	316
2010	273
2011	234

Note 19. Intangible Assets (Continued)

Goodwill

Goodwill resulting from the excess of the purchase price over the fair values of the net assets purchased in the merger with FNB Financial Corporation was $ 16.5 million. See Note 22 for additional information.

Note 20. Fair Value of Financial Instruments

The estimated fair values of the Corporation's financial instruments were as follows at December 31:

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and due from banks	$ 14,128	$ 14,128	$ 11,744	$ 11,744
Federal funds sold	6,530	6,530	10,093	10,093
Interest bearing deposits with banks	97	97	3,083	3,083
Securities available for sale	87,631	87,631	83,157	83,157
Loans receivable	391,419	392,227	230,342	231,954
Cash surrender value of life insurance	10,683	10,683	7,387	7,387
Accrued interest receivable	1,841	1,841	1,103	1,103
Restricted bank stock	3,123	3,123	2,177	2,177
FINANCIAL LIABILITIES				
Time certificates	174,140	174,264	87,064	85,768
Other deposits	235,695	235,695	174,114	174,114
Other borrowed funds	41,643	41,741	35,516	34,917
Accrued interest payable	994	994	364	364

Note 21. Regulatory Matters

Dividends paid by Tower Bancorp Inc. are generally provided from the subsidiary bank's dividends to Tower. The Federal Reserve Board, which regulates bank holding companies, establishes guidelines which indicate that cash dividends should be covered by current year earnings and the debt to equity ratio of the holding company must be below thirty percent. The Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus retained earnings (as defined) from the prior two years. Dividends that the Bank could declare without approval of the Comptroller of the Currency, amounted to approximately $ 5,960,589 and $ 5,581,177 for 2006 and 2005, respectively.

The Corporation is also subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the corporation's financial statements. Under capital adequacy guidelines, the corporation is required to maintain minimum capital ratios. The "leverage ratio", compares capital to adjusted total balance sheet assets while risk-based ratios compare capital to risk-weighted assets and off-balance sheet activity in order to make capital levels more sensitive to risk profiles of individual banks. A comparison of Tower Bancorp's capital ratios to regulatory minimums at December 31 is as follows:

	Tower Bancorp		Regulatory Minimum Requirements
	2006	2005	
Leverage ratio	10.36%	11.46%	4%
Risk-based capital ratio			
Tier I (core capital)	14.79%	17.44%	4%
Combined Tier I and Tier II (core capital plus allowance for loan losses)	17.67%	21.17%	8%

As of December 31, 2006 the most recent notification from the Office of the Comptroller of the Currency categorized the financial institution as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the financial institution's category.

Note 22. Acquisition

On June 1, 2006, Tower completed the merger of FNB Financial Corporation ("FNB") pursuant to the Agreement and Plan of Merger dated as of September 21, 2005, as amended December 14, 2005 and May 9, 2006 (the "Merger Agreement") between Tower and FNB. Prior to completion of the Merger, The First National Bank of McConnellsburg, FNB's sole banking subsidiary, was a nationally-chartered commercial bank. Immediately after the merger, The First National Bank of McConnellsburg became a wholly-owned subsidiary of Tower. The First National Bank of McConnellsburg merged with and into the First National Bank of Greencastle on August 26, 2006.

In the merger, FNB shareholders received either 0.8663 shares of Tower common stock for each share of FNB common stock or $ 39.00 in cash for each share held, depending on shareholder elections and subject to the allocation provisions of the Merger Agreement. Tower acquired all of the outstanding shares of FNB's common stock. In connection with the Merger, Tower paid to the former shareholders of FNB, in the aggregate, $ 2.363 million in cash and issued to the former shareholders of FNB, in the aggregate, 640,381 shares of Tower's common stock.

The following table summarizes the purchase price allocation based on fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands).

Assets:	
Cash and due from banks	$ 4,594
Investment securities	29,396
Net loans	140,089
Core deposit intangible	2,343
Other assets	8,547
Total identifiable assets	$ 184,969
Liabilities:	
Total deposits	$ 139,058
Borrowings	29,271
Other liabilities	1,556
Total liabilities	$ 169,885

Note 22. Acquisition (Continued)

In accordance with FAS 141, Tower used the purchase method of accounting to record this transaction. The $ 16.5 million of goodwill recorded in connection with the acquisition of FNB is calculated below. The goodwill recorded was primarily allocated to the First National Bank of McConnellsburg in accordance with FAS 142.

		000 omitted
Purchase Price:		
Purchase Price Assigned to Stock:		
Tower common stock to be issued	640,381	
Average purchase price per Tower common share	$ 43.74	
Purchase price assigned to shares exchanged for stock		$ 28,009
Purchase Price Assigned to Cash:		
Shares exchanged for cash	60,599	
Cash purchase price per FNB common share	$ 39.00	
Purchase price assigned to shares exchanged for cash		$ 2,363
Purchase price assigned to fractional shares exchanged for cash		7
Transaction costs		1,240
Total Purchase Price		$ 31,619
Net Assets Acquired:		
FNB shareholders' equity	15,747	
FNB goodwill and intangibles	(2,066)	
Estimated adjustments to reflect assets acquired at fair value:		
Investments	0	
Loans	(1,577)	
Core deposit intangible	2,343	
Bank premises & furniture, fixtures and equipment	895	
Deferred tax asset	(718)	
Estimated adjustments to reflect liabilities acquired at fair value:		
Time deposits	335	
Borrowings	125	
		15,084
Consolidated Tower goodwill resulting from merger		$ 16,535

Note 22. Acquisition (Continued)

The following pro forma combined results of operations for the years ended December 31, 2006 and December 31, 2005 gives effect to the merger as if the merger had been completed on January 1, 2006 and January 1, 2005, respectively. The pro forma information shows the combination of FNB McConnellsburg's historical results into Tower's results of operations under the purchase method of accounting. While certain adjustments have been made for the estimated impact of purchase accounting adjustments, the pro forma results of operations are presented for illustrative purposes only and do not indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented.

	Pro forma	
	Years Ended	
(Dollars in Thousands, except per share data)	December 31, 2006	December 31, 2005
Net interest income	$ 18,561	$ 17,733
Other income	7,644	5,959
Net income	6,675	6,541
Earnings per share	$ 2.82	$ 2.73

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

SELECTED FIVE-YEAR FINANCIAL DATA

Income (000 omitted)	2006	2005	2004	2003	2002
Interest income	$ 25,799	$ 16,494	$ 14,126	$ 14,350	$ 15,780
Interest expense	9,873	5,152	4,011	4,267	5,252
Provision for loan losses	360	270	360	360	310
Net interest income after provision for loan losses	15,566	11,072	9,755	9,723	10,218
Other operating income	7,324	4,802	4,591	4,805	3,327
Other operating expenses	14,040	8,815	7,934	7,756	6,929
Income before income taxes	8,850	7,059	6,412	6,772	6,616
Applicable income tax	2,718	2,027	1,689	1,821	1,763
Net income	$ 6,132	$ 5,032	$ 4,723	$ 4,951	$ 4,853

Per share amounts are based on the following weighted average shares outstanding.

2006 – 2,103,487 2004 – 1,727,856 2002 – 1,737,298
2005 – 1,727,055 2003 – 1,733,477

	2006	2005	2004	2003	2002
Net income	$ 2.92	$ 2.91	$ 2.73	$ 2.86	$ 2.79
Cash dividend	.74	.92	1.34	1.26	.84
Book value	38.78	28.02	25.51	23.33	18.92

Year-End Balance Sheet Figures

(000 omitted)	2006	2005	2004	2003	2002
Total assets	$ 542,167	$ 352,223	$ 316,890	$ 300,738	$ 262,589
Net loans	386,809	227,179	227,567	212,203	185,905
Total investment securities	90,754	85,334	65,729	66,295	54,000
Deposits – noninterest bearing	47,548	29,162	23,944	18,412	13,297
Deposits – interest bearing	362,287	232,016	206,346	188,553	174,260
Total deposits	409,835	261,178	230,290	206,965	187,557
Total stockholders' equity	81,553	48,389	44,071	40,438	32,866

Ratios

	2006	2005	2004	2003	2002
Average equity/average assets	14.80	13.85	13.76	13.01	12.10
Return on average equity	9.06	10.90	11.24	14.46	15.81
Return on average assets	1.34	1.51	1.55	1.80	1.91

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

SUMMARY OF QUARTERLY FINANCIAL DATA

The unaudited quarterly results of operations for the years ended December 31, 2006 and 2005 are as follows:

($ 000 omitted except per share)	2006 Quarter Ended				2005 Quarter Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Interest income	$ 4,642	$ 5,636	$ 7,724	$ 7,797	$ 3,725	$ 3,995	$ 4,336	$ 4,438
Interest expense	1,573	1,997	3,124	3,179	1,073	1,240	1,409	1,430
Net interest income	3,069	3,639	4,600	4,618	2,652	2,755	2,927	3,008
Provision for loan losses	60	70	100	130	90	60	60	60
Net interest income after provision for loan losses	3,009	3,569	4,500	4,488	2,562	2,695	2,867	2,948
Other income	1,074	1,810	2,185	2,255	639	1,161	1,430	1,572
Other expenses	2,461	2,921	4,463	4,195	1,976	2,148	2,292	2,399
Operating income before income taxes	1,622	2,458	2,222	2,548	1,225	1,708	2,005	2,121
Applicable income taxes	412	678	712	916	308	484	553	682
Net income	$ 1,210	$ 1,780	$ 1,510	$ 1,632	$ 917	$ 1,224	$ 1,452	$ 1,439
Net income applicable to common stock								
Per share data:								
Net income	$ .70	$ .92	$ .61	$ .69	$ .53	$ .71	$ .84	$ .83

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY
Interest Rates and Interest Differential
Years Ended December 31

	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
	2006			2005			2004		
	(000 omitted)			(000 omitted)			(000 omitted)		
Assets									
Investment Securities:									
Taxable interest income	$ 62,562	$ 1,800	2.9%	$ 53,360	$ 1,266	2.4%	$ 41,994	$ 997	2.4%
Nontaxable interest income	26,107	1,227	4.7%	20,895	1,065	5.1%	19,552	1,059	5.4%
Total investment securities	88,669	3,027	3.4%	74,255	2,331	3.1%	61,546	2,056	3.3%
Loans, including non-accrual loans, (net of unearned discounts)	318,819	22,384	7.0%	228,848	13,943	6.1%	220,789	12,031	5.5%
Interest-bearing deposits with banks	506	40	7.9%	1,724	72	4.2%	524	39	7.4%
Federal funds sold	7,109	348	4.9%	4,392	148	3.4%	18	0	0.0%
Total interest earning assets	415,103	$ 25,799	6.2%	309,219	$ 16,494	5.3%	282,877	$ 14,126	5.0%
Restricted bank stock	3,023			2,374			3,081		
Allowance for loan losses	(2,955)			(2,039)			(1,872)		
Cash and due from banks	11,196			9,542			8,261		
Bank premises and equipment	8,821			5,037			4,732		
Other assets	22,064			9,334			8,436		
Total assets	$ 457,252			$ 333,467			$ 305,515		
Liabilities and Stockholders' Equity									
Interest bearing demand deposits	$ 120,849	$ 1,893	1.6%	$ 105,492	$ 1,052	1.0%	$ 92,933	$ 443	0.5%
Savings deposits	42,266	175	0.4%	30,936	93	0.3%	28,787	84	0.3%
Time deposits	136,159	5,310	3.9%	84,308	2,280	2.7%	75,463	1,780	2.4%
Borrowed funds	44,608	2,495	5.6%	36,543	1,727	4.7%	41,160	1,704	4.1%
Total interest bearing liabilities	343,882	$ 9,873	2.9%	257,279	$ 5,152	2.0%	238,343	$ 4,011	1.7%
Demand deposits	38,600			23,435			19,386		
Other liabilities	7,074			6,572			5,753		
Total liabilities	389,556			287,286			263,482		
Stockholders' equity	67,696			46,181			42,033		
Total liabilities & stockholders' equity	$ 457,252			$ 333,467			$ 305,515		
Net interest income (spread)		$ 15,926	3.3%		$ 11,342	3.3%		$ 10,115	3.3%
Net interest margin			3.8%			3.7%			3.6%

CHANGES IN NET INTEREST INCOME

	2006 Versus 2005 Increase (Decrease) Due to Change in		
	Average Volume	Average Rate (000 omitted)	Total Increase (Decrease)
Interest Income			
Loans (including non-accrual loans, net of unearned discounts)	$ 5,488	$ 2,953	$ 8,441
Taxable investment securities	292	242	534
Nontaxable investment securities	262	(100)	162
Other short-term investments	73	95	168
Total interest income	6,115	3,190	9,305
Interest Expense			
Interest bearing demand	154	687	841
Savings deposits	34	48	82
Time deposits	1,400	1,630	3,030
Borrowed funds	388	380	768
Total interest expense	1,976	2,745	4,721
Net interest income			$ 4,584

	2005 Versus 2004 Increase (Decrease) Due to Change in		
	Average Volume	Average Rate (000 omitted)	Total Increase (Decrease)
Interest Income			
Loans (including non-accrual loans, net of unearned discounts)	$ 443	$ 1,469	$ 1,912
Taxable investment securities	273	2	275
Nontaxable investment securities	73	(8)	65
Other short-term investments	54	62	116
Total interest income	843	1,525	2,368
Interest Expense			
Interest bearing demand	63	546	609
Savings deposits	6	3	9
Time deposits	212	288	500
Borrowed funds	(189)	212	23
Total interest expense	92	1,049	1,141
Net interest income			$ 1,227

Changes which are attributed in part to volume and in part to rate are allocated in proportion to their relationships to the amounts of changes.

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

MATURITIES OF INVESTMENT SECURITIES

December 31, 2006

The following table shows the maturities of investment securities at amortized cost as of December 31, 2006, and weighted average yields of such securities. Yields are shown on a taxable equivalent basis, assuming a 34% federal income tax rate.

	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years (000 omitted)	After 10 years	Total
Bonds:					
U.S. Government agencies/mortgage-backed securities					
Book value	$ 0	$ 4,664	$ 112	$ 7,968	$ 12,744
Yield	0.00%	5.80%	6.38%	4.78%	5.16%
State and municipal					
Book value	$ 405	$ 6,913	$ 7,980	$ 13,702	$ 29,000
Yield	5.59%	4.71%	6.55%	7.24%	6.42%
Other					
Book value	$ 252	$ 240	$ 0	$ 1,451	$ 1,943
Yield	5.55%	8.10%	0.00%	6.19%	6.34%
Total book value	$ 657	$ 11,817	$ 8,092	$ 23,121	$ 43,687
Yield	5.57%	5.21%	6.55%	6.32%	6.05%
Equity Securities:					
Total Equity Securities					$ 27,684
Yield					2.35%
Total Investment Securities					$ 71,371
Yield					4.62%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of the significant changes in the consolidated results of operations, capital resources and liquidity presented in the accompanying unaudited consolidated financial statements for the Corporation. This discussion should be read in conjunction with the preceding consolidated financial statements and related footnotes, as well as the Corporation's December 31, 2006 Annual Report. Current performance does not guarantee and may not be indicative of similar performance in the future.

In addition to historical information, this annual report contains forward-looking statements. The forward-looking statements contained in this report are subject to certain risks, assumptions and uncertainties. Because of the possibility of change in the underlying assumptions, actual results could differ materially from those projected in the forward-looking statements. Additional factors that might cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to:

- operating, legal and regulatory risks,
- economic, political and competitive forces affecting the Corporation's services, and
- the risk that management's analyses of these risks could be incorrect and/or that the strategies developed to address them could be unsuccessful.

The Corporation's forward-looking statements are relevant only as of the date on which the statements are made. By making forward-looking statements, the Corporation assumes no duty to update them to reflect new, changing or unanticipated events or circumstances. Readers should carefully review the risk factors described in other periodic reports and public documents that the Corporation files from time to time with the Securities and Exchange Commission.

CRITICAL ACCOUNTING POLICIES

Disclosure of the Corporation's significant accounting policies is included in Note 1 to the consolidated financial statements of the Corporation's Annual Report for the year ended December 31, 2006. Some of these policies are particularly sensitive, requiring significant judgments, estimates and assumptions to be made by management.

The Bank policy related to the allowance for loan losses is considered to be a critical accounting policy because the allowance for loan losses represents a particularly sensitive accounting estimate. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the loan portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay.

FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 expresses the SEC staff's views regarding the process of quantifying financial statement misstatements. SAB 108 expresses the SEC staff's view that a registrant's materiality evaluation of an identified unadjusted error should quantify the effects of the error on each financial statement and related financial statement disclosures and that prior year misstatements should be considered in quantifying misstatements in current year financial statements. SAB 108 also states that correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements. The cumulative effect of the initial application should be reported in the carrying amounts of assets and liabilities as of the beginning of that fiscal year and the offsetting adjustment should be made to the opening balance of retained earnings for that year. Registrants should disclose the nature and amount of each individual error being corrected in the cumulative adjustment. The SEC staff encourages early application of the guidance in SAB 108 for interim periods of the first fiscal year ending after November 15, 2006. The Corporation does not anticipate the amendment will have a material impact on its financial statements.

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" (SFAS 155). SFAS 155 permits fair value measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The Statement also clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Corporation does not expect the implementation of SFAS 155 to have a material impact on its financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140" (SFAS 156). SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into certain servicing contracts. The Statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to choose between the amortization and fair value methods for subsequent measurements. At initial adoption, the Statement permits a one-time reclassification of available for sale securities to trading securities by entities with recognized servicing rights. SFAS 156 also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. The corporation does not anticipate the amendment will have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but may change current practice for some entities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Corporation does not expect the implementation of SFAS 157 to have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Corporation does not have a defined benefit plan or post retirement plan and therefore, the standard will not have an impact on the Corporation's financial statements.

In June 2006, the FASB issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes: An Interpretation of FASB Statement No. 109"* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS 109. The Interpretation prescribes a recognition threshold and measurement principles for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return that are not certain to be realized. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation does not anticipate the amendment will have a material impact on its financial statements.

In September 2006, the Emerging Issues Task Force issued EITF 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." This consensus concludes that for a split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with FASB Statement No. 106 (if, in substance, a postretirement benefit plan exits) or APB Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007. The Corporation is currently evaluating the effect that EITF No. 06-4 will have on its financial statements when implemented.

In September 2006, The Emerging Issues Task Force issued EITF 06-5, "Accounting for Purchases of Life Insurance- Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 ." This consensus concludes that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. A consensus also was reached that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). The consensuses are effective for fiscal years beginning after December 15, 2006. The Corporation is currently evaluating the effect that EITF No. 06-5 will have on its financial statements when implemented.

OVERVIEW

Net income for the year ended December 31, 2006 and 2005 was $ 6,132,000 and $ 5,032,000, respectively. The increase of $ 1,100,000, or 21.9%, is attributable to the acquisition of FNB Financial Corporation and the Corporation's core banking business, where net interest income increased 40.4%, and other income increased 52.5%. On a basic and diluted per share basis, net income for the year ended December 31, 2006 was $ 2.92 and $ 2.87, respectively, as compared with $ 2.91 and $ 2.86 for the year ended December 31, 2005. Net income as a percentage of average assets on an annualized basis, also known as return on average assets, decreased to 1.34% for 2006 from 1.51% for 2005 as a result of increased average assets. Net income as a percentage of total average tangible stockholders' equity on an annualized basis, also known as return on average tangible equity, was 12.74% and 13.85% for 2006 and 2005, respectively. The decrease in this ratio is attributable to the acquisition of FNB Financial Corporation.

During 2006, the Corporation's assets grew $ 189,944,000, or 53.9%, to $ 542,167,000 as of December 31, 2006 from $ 352,223,000 as of December 31, 2005. This increase is primarily attributable to the acquisition of FNB Financial Corporation. Loans increased $ 161,077,000 to $ 391,419,000 as of December 31, 2006 or 70.0%. Total deposits increased by $ 148,657,000, or 56.9%, during 2006 to $ 409,835,000 as of December 31, 2006 from $ 261,178,000 as of December 31, 2005. This compares to an increase of $ 30,888,000, or 13.4%, to $ 261,178,000 at December 31, 2005 from $ 230,290,000 as of December 31, 2004. The growth in total deposits during 2006 was primarily attributable to the acquisition of FNB Financial Corporation. As a result of competition in the market, and, to a certain degree, customers' continued uncertainty as to how to best invest their monies, deposit growth may not continue to grow at the current rates. Since deposit growth was more than sufficient to fund the increased loan demand, investment securities were purchased.

RESULTS OF OPERATIONS

Net Interest Income

For the year ended December 31, 2006, total interest income increased by $ 9,305,000, or 56.4%, to $ 25,799,000, compared with $ 16,494,000 for the year ended December 31, 2005. The increase is primarily due to the acquisition of FNB Financial Corporation. Average interest-earning assets grew to $ 415,103,000 for 2006, from $ 309,219,000 for 2005, an increase of $ 105,884,000 or 34.2%. The growth in average interest earning assets was attributable to increased loan volume and investment securities, which were funded from the cash flow generated from the reduction of overnight borrowings and deposit growth. Management targeted efforts to attract mortgage and small commercial loans. Management believes that our experience in making mortgage and small commercial loans positions the Corporation well to meet the financing demands of individuals and small businesses. Further impacting interest income were four 25-basis point increases in the prime rate and increases in the one year Treasury rate during 2006 that resulted in higher yields on interest earning assets.

Total interest expense increased by $ 4,721,000, or 91.6%, to $ 9,873,000 for the year ended December 31, 2006, from $ 5,152,000 for the year ended December 31, 2005. The increase is primarily due to the acquisition of FNB Financial Corporation. Average interest bearing liabilities increased to $ 343,882,000 for 2006 from $ 257,279,000 for 2005. Increases in rates were needed to attract deposits, particularly money market accounts, which increased 121 basis points to 3.19%. The interest expense for money market accounts increased $ 742,000 to $ 1,695,000 for 2006, from $ 953,000 for 2005.

Net interest income increased by $ 4,584,000, or 40.4%, to $ 15,926,000 for the year ended December 31, 2006 from $ 11,342,000 for the year ended December 31, 2005. This increase is attributable to the repricing of mortgages and to a lesser extent commercial loans tied to the one year treasury and prime rates plus the increased earning assets from the acquisition of FNB Financial Corporation.

The net interest rate spread was 3.3% for the year ended December 31, 2006, and the net interest margin was 3.8%. Due to a large investment portfolio at the holding company level, these ratios are lower than the Bank's separate performance of 5.3% net interest spread and 5.2% net interest margin for the same period.

Provision for Loan Losses

For the year ended December 31, 2006, the provision for loan losses was $ 360,000, an increase of $ 90,000, or 33.3%, compared with $ 270,000 for the year ended December 31, 2005. The increase in the provision is attributable to the acquisition of FNB Financial Corporation and the increased loan portfolio. Additional allowance of $1,163,000 was added when First National Bank of McConnellsburg was merged with the Bank.

The allowance for loans losses represented 0.92% of total loans at December 31, 2006, compared with 0.93% as of December 31, 2005. Management performs ongoing assessments of the loan loss reserve in relation to loan portfolio growth, credit exposure to individual borrowers, overall trends in the loan portfolio and other relevant factors. Based upon these factors, management believes that as of December 31, 2006, the reserve is reasonable and sufficient to support the increased loan growth in light of the strong asset quality as supported by the capital ratios reflected on page 52.

Other Income

Other income for the year ended December 31, 2006 increased $ 2,522,000, or 52.5%, to $ 7,324,000 from $ 4,802,000 for 2005. This increase was primarily due the acquisition of FNB Financial Corporation Investment security gains increased $ 1,529,000, or 63.9%, to $ 3,923,000 from $ 2,394,000 for 2005. Other income was positively impacted by increases of $ 361,000 in NSF fees, $ 185,000 in investment service fees, $ 153,000 in ATM fees, and $ 79,000 in mortgage banking activities.

Other Expenses

For the year ended December 31, 2006, total other expenses increased $ 5,225,000, or 59.3%, to $ 14,040,000 from $ 8,815,000 for the year ended December 31, 2005. The increases were primarily from the acquisition of FNB Financial Corporation and normal inflationary increases.

Salary expenses and related employee benefits were $ 6,949,000 for the year ended December 31, 2006, an increase of $ 2,475,000, or 55.3%, compared with $ 4,474,000 for the year ended December 31, 2005. The increase is primarily attributable to increased salary expenses of $ 1,911,000, or 61.2%, and the associated benefit costs.

Occupancy and equipment expenses for the year ended December 31, 2006 increased to $ 3,073,000 from $ 1,886,000 for the year ended December 31, 2005, an increase of $ 1,187,000, or 62.9%, and is due to an increase of $ 696,000 in equipment and computer expense and to an increase of $ 280,000 depreciation expense for bank building and furniture, fixtures and equipment expense associated with a new office in Rouzerville and five new locations acquired in the merger with FNB Financial Corporation. Other operating expenses increased $ 1,563,000, or 63.7%, to $ 4,018,000 for the year ended December 31, 2006 from $ 2,455,000 for the year ended December 31, 2005. This increase was primarily the result of an increase in core deposit intangible amortization expense of $ 248,000, legal fees increasing $ 149,000, accounting and examination fees increasing $ 132,000, postage increasing $ 112,000 and supplies increasing $ 105,000.

Income Taxes

For the year ended December 31, 2006, the tax provision was $ 2,718,000 compared with $ 2,027,000 for the year ended December 31, 2005. This increase of $ 691,000, or 34.1%, is the result of achieving a higher level of pre-tax net income due to the acquisition of FNB Financial Corporation. Tax-exempt income as a percent of pre tax income decreased. The effective tax rate was 30.7% for 2006 and 28.7% for 2005.

Net Income

Net income for the year ended December 31, 2006 was $ 6,132,000, an increase of $ 1,100,000, or 21.9%, compared with $ 5,032,000 for the year ended December 31, 2005. The increase in net income is the result of increases of $ 4,584,000 in net interest income and an increase of $ 2,522,000 in other income, offset by increases of $ 5,225,000 in other expenses, an increase of $ 90,000 in the provision for loan losses, and $ 691,000 in taxes. Factors contributing to the increased level of net income include acquisition of FNB Financial Corporation, increased interest income from the impact of rate increases and increased interest income from investment security growth, as well as the Bank's efforts to manage its cost of funds. Increased other income, derived from the gain on sale of investments, investment service fees, and increased customer service fees further enhanced net income. Basic and diluted earnings per share for the year ended December 31, 2006 were $ 2.92 and $ 2.87 compared with $ 2.91 and $ 2.86 for the year ended December 31, 2005.

FINANCIAL CONDITION

Securities

The Corporation's securities portfolio is comprised of securities that not only provide interest and dividend income, including tax-exempt income, but also provide a source of liquidity, diversify the earning assets portfolio, allow for the management of risk and tax liability, and provide collateral for repurchase agreements and public fund deposits. Policies are in place to address various aspects of managing the portfolio, including but not limited to, concentrations, liquidity, credit quality, interest rate sensitivity and regulatory guidelines.

Although the Corporation generally intends to hold its investment securities to maturity, a significant portion of the securities portfolio is classified as available for sale, with new purchases generally categorized as such. Securities in the available for sale category are accounted for at fair value with unrealized appreciation or depreciation, net of tax, reported as a separate component of stockholders' equity. Securities in the held to maturity category are accounted for at amortized cost. All securities held as of December 31, 2006 are classified as available for sale. The Corporation holds no trading securities in its portfolio. The securities portfolio includes equities owned by the holding company, most of which are investments in banks, bank holding companies and financial institutions. Equity investments are accounted for at fair market value. The remaining securities, primarily debt instruments, are owned by the Bank.

The consolidated securities portfolio at December 31, 2006 was $ 87,631,000, compared to $ 83,157,000 at December 31, 2005, an increase of $ 4,474,000, or 5.4%. The increase is due primarily to the acquisition of FNB Financial Corporation and $ 6,419,000 increase in securities held by the holding company offset by the maturity of $ 15,000,000 short-term bank-owned investments funded by a large money market deposit account opened in June 2005 and closed in 2006.

Bank Owned Securities

The bank owned securities portfolio at December 31, 2006 was $ 44,478,000, compared to $ 46,423,000 at December 31, 2005, a decrease of $ 1,945,000, or 4.2%. The decrease is attributable to maturity of $ 15,000,000 short-term investments funded by a large money market account opened in June 2005 and closed in 2006.

The carrying value of the available for sale portion of the portfolio at December 31, 2006 includes an unrealized gain of $ 791,000 (reflected as accumulated other comprehensive income of $ 522,000 in stockholders' equity, net of a deferred income tax liability of $ 269,000). This compares with an unrealized gain at December 31, 2005 of $723,000 (reflected as accumulated other comprehensive income of $477,000 in stockholders' equity, net of a deferred income tax liability of $246,000).

Holding Company Owned Securities

The holding company securities portfolio at December 31, 2006 was $ 43,153,000, compared to $ 36,734,000 at December 31, 2005, an increase of $ 6,419,000, or 17.5%. The increase is attributable to the purchase of $ 12,163,000 equity securities plus $ 1,711,000 increase of unrealized gains less the sale of $ 7,455,000 equity securities. Gain on sale of equity securities was $ 3,995,000.

The carrying value of the available for sale portion of the portfolio at December 31, 2006 includes an unrealized gain of $ 15,469,000 (reflected as accumulated other comprehensive income of $ 10,209,000 in stockholders' equity, net of a deferred income tax liability of $ 5,260,000). This compares with an unrealized gain at December 31, 2005 of $ 13,758,000 (reflected as accumulated other comprehensive income of $ 9,080,000 in stockholders' equity, net of a deferred income tax liability of $ 4,678,000).

Loans

The loan portfolio comprises the major component of the Corporation's earning assets and generally is the highest yielding asset category. Gross loans receivable, net of unearned fees and origination costs, increased $ 161,077,000, or 70.0%, to $ 391,419,000 at December 31, 2006 from $ 230,342,000 at December 31, 2005. Gross loans represented 95.5% of total deposits at December 31, 2006 as compared with 88.2% at December 31, 2005, primarily due to the acquisition of FNB Financial Corporation. Mortgage loans increased $ 142,730,000 to $ 319,209,000 and commercial loans increased $ 12,694,000 to $ 54,313,000. The Bank, in June 2005, began selling mortgage loans to Federal Home Loan Bank of Pittsburgh in order to offer long term fixed rate mortgages while managing long term interest rate risk. At December 31, 2006 the Bank had sold mortgage loans to the Federal Home Loan Bank of Pittsburgh with a balance of $ 20,546,000 compared to $ 9,599,000 at December 31, 2005.

Credit Risk and Loan Quality

The Corporation continues to be prudent in its efforts to minimize credit risk. The Bank's written lending policy requires underwriting, loan documentation and credit analysis standards to be met prior to the approval and funding of any loan. In accordance with that policy, the loan review process monitors the loan portfolio on an ongoing basis. The Credit Administration area and the accounting department then prepare an analysis of the allowance for loan losses which is then submitted to the Board of Directors for its assessment as to the adequacy of the allowance. The allowance for loan losses is an accumulation of expenses that has been charged against past and present earnings in anticipation of potential losses in the loan portfolio.

The allowance for loan losses at December 31, 2006 and December 31, 2005 was $ 3,610,000 and $ 2,129,000, respectively. The increase in the allowance is attributable to the acquisition of FNB Financial Corporation. At December 31, 2006, the allowance for loan losses represented 0.92% of the gross loan portfolio, compared with 0.93% at December 31, 2005. At December 31, 2006, in consideration of the asset quality, management believes the allowance for loan loss reserve to be reasonable and adequate to support the loan growth and to address any potential losses.

The Bank's lending policy is executed through the assignment of tiered loan limit authorities to individual officers of the Bank, the Officer's Loan Committee and the Board of Directors. Although the Bank maintains sound credit policies, certain loans may deteriorate for a variety of reasons. The Bank's policy is to place all loans on a non-accrual status upon becoming 90 days delinquent in their payments, unless there is a documented and reasonable expectation of the collection of the delinquent amount. Loans are reviewed monthly as to their status, and on a quarterly basis presented to the Board of Directors. Management is not aware of any material potential loan problems that have not been disclosed in this report.

At December 31, 2006, the Corporation had other real estate owned (not used in operations) in the amount of $ 1,905,000, which was an increase from the $ 1,635,000 owned at December 31, 2005. The other real estate owned is lots purchased for possible future bank facilities. At December 31, 2006 and December 31, 2005, the Corporation had non-accrual loans in the amount of $ 688,000 and $ 44,000, respectively. The increase was primarily due to the acquisition of FNB Financial Corporation.

Loan concentrations are considered to exist when the total amount of loans to any one or a multiple number of borrowers engaged in similar activities or having similar characteristics exceeds 10% of loans outstanding in any one category. The Corporation maintains a diversified loan portfolio, granting agribusiness, commercial, and residential loans to customers. The majority of the Bank's lending is made within its primary market area, which includes Franklin County and Fulton County, Pennsylvania, and northern Washington County, Maryland. At December 31, 2006, 61% of the Corporation's loan portfolio is concentrated in mortgages secured by 1-4 family properties and 14% is concentrated in commercial and industrial loans.

Bank Owned Life Insurance

The Corporation has Bank Owned Life Insurance ("BOLI") for certain officers and directors, whereby the Bank is the owner and beneficiary of the policies. The Bank's deposits and proceeds from the sale of investment securities funded the BOLI. Earnings from the BOLI are recognized as other income. The BOLI generates income from the appreciation of the cash surrender values of the pool of insurance, and its tax advantage to the Corporation. This income is used to "fund" a portion of current and future employee benefit costs and a Nonqualified Supplemental Executive Retirement Plan for the Corporation's Chief Executive Officer.

The Corporation had $ 10,683,000 and $7,387,000 in BOLI as of December 31, 2006 and 2005, respectively. Although the BOLI is an asset that may be liquidated, it is the Corporation's intention to hold this pool of insurance because it provides tax-exempt income that lowers the Corporation's tax liability, while enhancing its overall capital position. The Corporation also expects to collect future proceeds as the beneficiary of the policies.

Deposits

Deposits are the major source of the Corporation's funds for lending and investment purposes. Total deposits at December 31, 2006 were $ 409,835,000, an increase of $ 148,657,000, or 56.9%, from total deposits of $ 261,178,000 at December 31, 2005. The increase in deposits was primarily due to the acquisition of FNB Financial Corporation. Non-interest demand deposits increased $ 18,386,000, or 63.1%, to $ 47,548,000 as of December 31, 2006. Certificate of Deposits increased $ 87,076,000, or 100.0%, to $ 174,140,000 as of December 31, 2006. An eight month and thirteen month certificate of deposit special was offered throughout most of 2006. Management reviews options to manage the funding of the bank and respond to the maturing time deposits. The cost of deposits has increased due to the higher costs associated with attracting deposits at a time when short term interest rates are rising. Higher rates impacted the cost of interest bearing deposits, which increased to 2.45% as of December 31, 2006 from 1.55% as of December 31, 2005.

Short-Term Borrowings

Short term borrowings at December 31, 2006 were $ 9,875,000, compared to $ 5,516,000 at December 31, 2005, an increase of $ 4,359,000, or 79.0%. Federal funds purchased, Treasury Tax and Loan demand note, lines of credits with banks and overnight borrowings with the Federal Home Loan Bank of Pittsburgh are considered to be short term borrowings. Short term borrowings fluctuate daily to meet the liquidity needs of the Corporation. The Corporation had short term sources of available borrowings in the amount of two $ 60,000,000 overnight lines from the Federal Home Loan Bank of Pittsburgh and $ 13,000,000 from area banks. As of December 31, 2006, the maximum borrowing capacity with the Federal Home Loan Bank of Pittsburgh is approximately $ 263,034,000, which includes the $ 60,000,000 overnight lines.

Long-Term Debt and Borrowing Capacity

There were $ 31,871,000 outstanding in fixed rate term loans with the Federal Home Loan Bank of Pittsburgh at December 31, 2006, compared to $ 30,000,000 borrowed at December 31, 2005.

The Bank has a total maximum borrowing capacity for both short and long-term borrowings of approximately $ 263,034,000 with the Federal Home Loan Bank of Pittsburgh, out of which $ 31,871,000 represents fixed rate term loans, that were outstanding at December 31, 2006, and resulted in an unused borrowing capacity of $ 231,163,000.

Asset/Liability Management

The management of interest rate risk involves measuring and analyzing the maturity and repricing of interest-earning assets and interest bearing liabilities at specific points in time. The imbalance between interest-earning assets and interest bearing liabilities is commonly referred to as the interest rate gap. The interest rate gap is one measure of the risk inherent in the existing balance sheet as it relates to potential changes in net interest income. Maintaining an appropriate balance between interest-earning assets and interest bearing liabilities is a means of monitoring and possibly avoiding material fluctuations in the net interest margin during periods of changing interest rates.

The Corporation's overall sensitivity to interest rate risk is low due to its non-complex balance sheet. The Corporation manages its balance sheet with the intent of stabilizing net interest income and net economic value under a broad range of interest rate environments. The Corporation has the ability to effect various strategies to manage interest rate risk, which include, but are not limited to, selling newly originated residential mortgage loans, controlling the volume mix of fixed/variable rate commercial loans, mortgage loans and securities, increasing/ decreasing deposits via interest rate changes, borrowing from the Federal Home Loan Bank of Pittsburgh, and buying/selling securities. Adjustments to the mix of assets and liabilities are made periodically in an effort to give the Corporation dependable and steady growth in net interest income, while at the same time, managing the related risks.

Liquidity

Liquidity represents the Corporation's ability to efficiently manage cash flows at reasonable rates to support possible commitments to borrowers or the demands of depositors. Liquidity is essential to compensate for fluctuations in the balance sheet and provide funds for growth and normal operating expenditures. Liquidity needs may be met by converting assets into cash or obtaining sources of additional funding.

Liquidity from asset categories is provided through cash, amounts due from banks, interest-bearing deposits with banks and federal funds sold, which were $ 20,755,000 at December 31, 2006, compared to $ 24,920,000 at December 31, 2005. Additional asset liquidity sources include principal and interest payments from securities in the Corporation's investment portfolio and cash flow from its amortizing loan portfolio. Longer-term liquidity needs may be met by selling securities available for sale, selling loans or raising additional capital. At December 31, 2006, there were $ 71,337,000 in liquid securities as compared to $ 67,601,000 at December 31, 2005. Liquid securities increased by $ 3,736,000 since December 31, 2005 due to the acquisition of FNB Financial Corporation.

Liability liquidity sources include attracting deposits at competitive rates. Deposits at December 31, 2006 were $ 409,835,000, compared to $ 261,178,000 at December 31, 2005. In addition, the Corporation has borrowing capacity and lines of credit with the Federal Home Loan Bank of Pittsburgh, Atlantic Central Bankers Bank and several local banks.

The Corporation's financial statements do not reflect various off-balance sheet commitments that are made in the normal course of business, which may involve some liquidity risk. Off-balance sheet arrangements are discussed in detail below..

Management is of the opinion that its liquidity position, at December 31, 2006, is adequate to respond to fluctuations "on" and "off" the balance sheet. In addition, management knows of no trends, demands, commitments, events or uncertainties that may result in, or that are reasonably likely to result in the Corporation's inability to meet anticipated or unexpected liquidity needs.

Off-Balance Sheet Arrangements

The Corporation's financial statements do not reflect various off-balance sheet arrangements that are made in the normal course of business. These commitments consist mainly of loans approved but not yet funded, unused lines of credit and letters of credit made in accordance with the same standards as on-balance sheet instruments. Unused commitments at December 31, 2006 were $ 51,755,000, which consisted of $ 48,690,000 in unfunded commitments to existing loans and unfunded new loans and $ 3,065,000 in letters of credit. Because these instruments have fixed maturity dates, and because many of them will expire without being drawn upon, they do not generally present a significant liquidity risk to the Corporation. Management believes that any amounts actually drawn upon can be funded in the normal course of operations. The Corporation has no investment in, or financial relationship with, any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources.

Interest Rate Sensitivity Analysis

A number of measures are used to monitor and manage interest rate risk including income simulation and interest sensitivity (gap) analysis. An income simulation model is used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment, repricing and maturity of loan related assets; deposit sensitivity; market conditions and changes in other financial instruments. The Corporation's policy objective is to limit the change in annual earnings to 20% of net interest income. At December 31, 2006, based on the results of the simulation model, the Corporation would expect an increase in net interest income of $ 428,000 over a 12-month period if interest rates increased from current rates by 200 basis points. If interest rates decreased from current rates by 100 basis points, the Corporation would expect a decrease in the net interest income of $ 743,000 over a 12-month period.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest-earning assets maturing or repricing exceeds the amount of interest-bearing liabilities maturing or repricing within the same period. A gap is considered negative when the amount of interest-bearing liabilities maturing or repricing exceeds the amount of interest-earning assets maturing or repricing within the same period. Accordingly, in a rising interest rate environment, an institution with a positive gap would be in a better position to invest in higher yielding assets which would result in the yield on its assets increasing at a pace closer to the cost of its interest-bearing liabilities, than would be the case if it had a negative gap. During a period of falling interest rates, an institution with a positive gap would tend to have its assets repricing at a faster rate than one with a negative gap, which would tend to restrain the growth of its net interest income.

The Corporation closely monitors its interest rate risk as such risk relates to its operational strategies. The Corporation's Board of Directors has established an Asset/Liability Committee responsible for reviewing its asset/liability policies and interest rate risk position, which generally meets quarterly and reports to the Board on interest rate risk and trends on a quarterly basis.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2006 which are anticipated by the Corporation, based upon certain assumptions described below, to reprice or mature in each of the future time periods shown. Adjustable-rate assets and liabilities are included in the table in the period in which their interest rates can next be adjusted.

LIQUIDITY RISK MANAGEMENT

	Due 0 - 90 Days	Due 91 - 360 Days	Due After 1 Year	Total
		(000 omitted)		
Rate sensitive assets				
Interest bearing deposits with banks and investment securities	$ 6,687	$ 597	$ 43,821	$ 51,105
Real estate, commercial and consumer loans	116,940	126,651	146,828	390,419
	$ 123,627	$ 127,248	$ 190,649	$ 441,524
Rate sensitive liabilities				
NOW accounts, savings deposits, and money market accounts	$ 169,332	$ 5,645	$ 13,170	$ 188,147
Certificate of deposits	40,166	72,158	61,816	174,140
Borrowings	9,875	0	31,768	41,643
	$ 219,373	$ 77,803	$ 106,754	$ 403,930
Cumulative interest sensitive GAP	(95,746)	(46,301)	37,594	37,594
Cumulative interest sensitive GAP/total assets ratio	(17.66%)	(8.54%)	6.93%	6.93%

MARKET RISK MANAGEMENT

The Corporation has risk management policies to monitor and limit exposure to market risk, and strives to take advantage of profit opportunities available in interest rate movements.

Management continuously monitors liquidity and interest rate risk through its ALCO reporting, and reprices products in order to maintain desired net interest margins. Management expects to continue to direct its marketing efforts toward attracting more low cost retail deposits while competitively pricing its time deposits in order to maintain favorable interest spreads, while minimizing structural interest rate risk.

The following table sets forth the projected maturities and average rates for all rate sensitive assets and liabilities based on the following assumptions. All fixed and variable rate loans were based on original maturity of the note since the Corporation has not experienced a significant rewriting of loans. Investments are based on maturity date. The Corporation has historically experienced very little deposit runoff and has in fact had net gains in deposits over the past fifteen years. Based on this experience, it was estimated that maximum runoff of noninterest bearing checking would be 33% and for all other deposits except time deposits, which would be 10%. Time deposits are classified by original maturity date.

(In Thousands	Principal/Notional Amount Maturing In:							
Rate sensitive assets	**2007**	**2008**	**2009**	**2010**	**2011**	**Thereafter**	**Total**	**Fair Value**
Fixed interest rate loans	28,031	12,903	10,188	9,769	9,447	47,595	117,933	118,742
Average interest rate	7.46	7.71	7.54	7.26	7.16	6.88	7.22	
Variable interest rate loans	35,886	8,238	8,401	10,426	10,099	199,435	272,485	272,485
Average interest rate	8.32	6.75	6.73	6.87	7.20	6.81	7.02	
Fixed interest rate securities	721	3,341	2,275	2,936	2,884	32,321	44,478	47,161
Average interest rate	5.41	4.37	3.88	3.82	5.05	4.92	4.77	
Federal funds sold	6,530	0	0	0	0	0	6,530	6,530
	5.09	0.00	0.00	0.00	0.00	0.00	5.09	
Noninterest bearing checking	7,926	2,377	2,377	2,377	792	31,699	47,548	47,548
Savings and interest bearing checking	5,644	3,763	3,763	3,763	1,881	169,333	188,147	188,147
Average interest rates	1.27	1.27	1.27	1.27	1.27	1.27	1.27	
Time deposits	112,324	31,434	14,038	11,009	5,298	37	174,140	174,264
Average interest rates	4.40	3.98	3.86	4.12	4.64	3.70	4.27	
Fixed interest rate borrowings	0	10,000	0	5,250	5,000	11,518	31,768	31,866
Variable interest rate borrowings	9,875	0	0	0	0	0	9,875	9,875
Borrowings average interest rate	7.45	5.21	0.00	6.08	5.25	4.14	5.57	

CAPITAL FUNDS

Internal capital generation has been the primary method utilized by the Corporation to increase its capital. Stockholders' equity was $ 81,553,000 at December 31, 2006, compared to $ 48,389,000 at December 31, 2005. The increase was primarily due to the acquisition of FNB Financial Corporation. Regulatory authorities have established capital guidelines in the form of the "leverage ratio" and "risk-based capital ratios". The leverage ratic compares capital to total balance sheet assets, while the risk-based ratios compare capital to risk-weighed assets and off-balance-sheet activity in order to make capital levels more sensitive to risk profiles of individual banks. A comparison of the Corporation's capital ratios to regulatory minimums at December 31, 2006 is as follows:

	Tower Bancorp		Regulatory
	2006	2005	Minimum Requirements
Leverage ratio	10.36%	11.46%	4%
Risk-based capital ratio Tier I (core capital)	14.79%	17.44%	4%
Combined Tier I and Tier II (core capital plus allowance for loan losses)	17.67%	21.17%	8%

The Corporation has traditionally been well above required levels and expects equity capital to continue to exceed regulatory guidelines. Certain ratios are useful in measuring the ability of a corporation to generate capital internally.

The following chart indicates the growth in equity capital for the past three years.

	2006	2005	2004
Equity capital at December 31 ($ 000 omitted)	$ 81,553	$ 48,389	$ 44,071
Equity capital as a percent of assets at December 31	15.04%	13.74%	13.91%
Return on average assets	1.34%	1.51%	1.55%
Return on average equity	9.06%	10.90%	11.24%
Cash dividend payout ratio	26.13%	31.62%	48.90%

STOCK MARKET ANALYSIS AND DIVIDENDS

The Corporation's common stock is traded in the over-the-counter market. As of December 31, 2006 the approximate number of shareholders of record was 1,321.

2006	Market Price	Cash Dividend	
First Quarter	$ 45.00 - 47.75	$ .24	
Second Quarter	42.30 - 46.70	.24	
Third Quarter	42.30 - 49.75	.26	
Fourth Quarter	44.20 - 45.00	.00	(1)

2005	Market Price	Cash Dividend
First Quarter	$ 43.75 - 54.00	$ .22
Second Quarter	49.00 - 53.00	.22
Third Quarter	42.30 - 49.40	.24
Fourth Quarter	43.25 - 48.00	.24

(1) Beginning in the 1st quarter of 2007, the Corporation changed its dividend declaration and payment policy. The Corporation now declares and pays its quarterly dividends during the same calendar quarter. Therefore, while the Corporation paid four (4) dividends during 2006, the table reflects only three (3) dividends that were declared during 2006.

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

1. The First National Bank of Greencastle, Center Square, Greencastle, Pennsylvania; a National Bank organized under the National Bank Act.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Tower Bancorp, Inc.

We consent to the incorporation by reference to previously filed Registration Statements (Form S-14 No. 2-89573, Form S-8 No. 333-40661 and Form S-4 No. 333-130485) of Tower Bancorp, Inc. of our report dated February 27, 2007, appearing in the 2006 annual report to the shareholders incorporated by reference in this Form 10-K of Tower Bancorp, Inc. for the year ended December 31, 2006.

/s/SMITH ELLIOTT KEARNS & COMPANY, LLC

Chambersburg, PA
February 28, 2007

Exhibit 31.1

CERTIFICATION

I, Jeffery B. Shank, President and CEO, certify, that:

1. I have reviewed this annual report on Form 10-K of Tower Bancorp, Inc.

2. Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(f) and 15d-15(f)) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and,

(d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function).:

(a) all significant deficiencies and material weaknesses in the design or operation of the internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Jeffery B. Shank
Jeffery B. Shank
President and CEO
(Principal Executive Officer)
February 28, 2007

Exhibit 31.2

CERTIFICATION

I, Franklin T. Klink, III, Treasurer, certify, that:

1. I have reviewed this annual report on Form 10-K of Tower Bancorp, Inc.

2. Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(f) and 15d-15(f)) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and,

(d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of the internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Franklin T. Klink, III
Franklin T. Klink, III
Treasurer
(Principal Financial Officer)
February 28, 2007

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OR THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Tower Bancorp, Inc. (the Corporation) on Form 10-K for the period ending December 31, 2006 as filed with the Securities and Exchange Commission on the date therein specified (the "Report"), I, Jeffery B. Shank, President and Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation as of and for the period covered by the report.

/s/ Jeffery B. Shank
Jeffery B. Shank
President and Chief
Executive Officer

Dated: February 28, 2007

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OR THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Tower Bancorp, Inc. (the Corporation) on Form 10-K for the period ending December 31, 2006 as filed with the Securities and Exchange Commission on the date therein specified (the "Report"), I, Franklin T. Klink, III, Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation as of and for the period covered by the report.

/s/ Franklin T. Klink, III
Franklin T. Klink, III
Chief Financial Officer

Dated: February 28, 2007

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TWO HISTORIC BANKS

COME TOGETHER

PROVIDING EVEN

GREATER BANKING

OPPORTUNITES FOR

THE COMMUNITIES

WE SERVE.



THE FIRST NATIONAL BANK OF GREENCASTLE

&



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